FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of December, 2008

Mitsui Sumitomo Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	[English Translation]

Summary of Financial Statements for the Second Quarter Ended September 30, 2008

2.	[English Summary]

Quarterly Securities Report for the Three Months Ended September 30, 2008

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Group Holdings, Inc.

Date: December 16, 2008	By:	/s/ Yasuaki Tamai
Yasuaki Tamai
General Manager Shareholder Relations & Legal Dept.

[English Translation]
SUMMARY OF FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED SEPTEMBER 30, 2008
November 19, 2008

Name of Listed Company:	Mitsui Sumitomo Insurance Group Holdings, Inc.
Securities Code No.:	8725
Stock Exchanges:	Tokyo, Osaka, Nagoya
URL:	http://www.msig.com
Representative:	Toshiaki Egashira, President
Contact:	Junichi Imai, Assistant General Manager, Accounting Department
Telephone: (03)-3297-6168
Date of filing of Quarterly Securities Report:	November 28, 2008
Date of payment of interim dividends:	December 11, 2008
(Note) Amounts are truncated.
1. Consolidated Business Results for the six months ended September 30, 2008 (the “Interim Period”) (April 1, 2008 to September 30, 2008)
(1) Results of Consolidated Operations
(Yen in millions)

	Ordinary income		Ordinary profit		Net income
Six months ended September 30, 2008	1,038,846	—%	(5,268)	—%	12,399	—%
Percent figures represent changes in comparison with the corresponding period of preceding fiscal year.
(Yen)

	Net income	Net income per
	per share	share-Diluted
Six months ended September 30, 2008	29.43	—
(2) Consolidated Financial Conditions
(Yen in millions)

				Net assets
			Net assets less minority	less minority interests
	Total assets	Net assets	interests to Total assets	par share (Yen)
As of September 30, 2008	8,019,840	1,432,528	17.7%	3,369.15

(Note) Net assets less minority interests:     As of September 30, 2008:      ¥1,418,981 million
2. Dividends

	Dividend per share (Yen)
(Record Date)	First Quarter-end	Second Quarter-end	Third Quarter-end	Year- end	Annual
Year ending March 31, 2009	—	27.00
Year ending March 31, 2009 (Forecast)			—	27.00	54.00

(Note) Changes in the forecast for the fiscal year ending March 31, 2009, during the second quarter: None
3. Forecast for the current fiscal year (April 1, 2008 to March 31, 2009) — Consolidated
(Yen in millions)

	Ordinary income		Ordinary profit		Net income		Net income per share(Yen)
Year ending March 31, 2009	2,035,000	—%	9,000	—%	20,000	—%	47.48
Percent figures represent changes in comparison with the corresponding period of preceding fiscal year.
(Note) Changes in the forecast for the fiscal year ending March 31, 2009, during the second quarter: Yes

4. Other information
(1)	Significant changes in scope of consolidation during the period: None

(2)	Changes in accounting principle, procedure and presentation preparing the consolidated financial statements
1.	Changes due to revision of accounting standard: Yes

2.	Changes other than above : None
(3)	The number of shares issued (Common stock)

1. The number of shares issued (including treasury stock)
As of September 30, 2008:	421,320,739 shares
2. The number of treasury stock
As of September 30, 2008:	152,152 shares
3. The average number of shares outstanding
For the six months ended September 30, 2008:	421,218,719 shares
Summary of Non-consolidated Financial Results
Non-consolidated Business Results for the six months ended September 30, 2008 (April 1, 2008 to September 30, 2008)
     (1) Results of Operations
(Yen in million)

	Operating Income		Operating Profits		Ordinary Profits		Net Income
Six months ended September 30, 2008	18,883	—%	17,659	—%	16,892	—%	16,890	—%
Percent figures represent changes in comparison with the corresponding period of preceding fiscal year.
(Yen)

Net income per share
Six months ended September 30, 2008	40.10
     (2) Financial Conditions
(Yen in millions)

				Net assets
	Total assets	Net assets	Net assets ratio	per share (Yen)
As of September 30, 2008	777,947	762,693	98.0%	1,810.89
(Note) Net assets:     As of September 30, 2008:     ¥762,693 million

*Notes

(1)	The financial forecasts are based on information currently available and certain assumptions.

Actual results may turn out to differ materially from the forecasts due to a variety of factors.

(2)	The Company prepares, at the end of its second fiscal quarter, consolidated and non-consolidated financial statements for the Interim Period pursuant to applicable laws and regulations.

(3)	There are no figures for the preceding fiscal year since the Company was incorporated on April 1, 2008.

[Qualitative Information and Financial Statements]
1. Qualitative Information on Consolidated Operating Results
During this interim consolidated accounting period, the Japanese economy has been marked by falling corporate revenues, caused in part by a softening in foreign demand due to the slowdown of the global economy, and crude oil and natural resource prices, which continue to be at high levels. In addition, consumer prices are still high and personal consumption is weak, further highlighting the overall economic slowdown. In particular, the future of the economy has become increasingly opaque in the wake of the US-led financial crisis in September.
Under this management environment, the Group’s business results for this interim consolidated accounting period were as follows.
As a result of underwriting income of ¥946.9 billion (including net premiums written of ¥757.0 billion), investment income of ¥89.4 billion and other ordinary income of ¥2.4 billion, ordinary income was ¥1,038.8 billion. Ordinary expenses were ¥1,044.1 billion, consisting of underwriting expenses of ¥827.4 billion (including net claims paid of ¥439.5 billion), investment expenses of ¥60.7 billion, operating expenses and general and administrative expenses of ¥148.3 billion, and other ordinary expenses of ¥7.6 billion. Therefore, ordinary losses amounted to ¥5.2 billion. Net income, which is obtained by adding/deducting extraordinary income, extraordinary losses, income taxes and other items to ordinary profit/losses, was ¥12.3 billion. Breaking these down by line of business, the results are as follows.
(1) Net premiums written in the non-life insurance business was ¥757.0 billion. Ordinary income, including asset management income, was ¥991.2 billion. In addition, confusion in the markets resulting from the US-led financial crisis generated considerable losses on devaluation of securities, and major payment reserves were also posted with respect to credit insurance underwritten by our European subsidiary, resulting in ordinary expenses of ¥991.2 billion. So ordinary profits were ¥20 million as a result.
(2) In the life insurance business, Mitsui Sumitomo Kirameki Life Insurance Co., Ltd., our subsidiary, saw life insurance premium income of ¥69.4 billion. Ordinary income, including asset management earnings, was ¥78.4 billion. Moreover, ordinary expenses at our affiliate Mitsui Sumitomo MetLife Insurance Co. Ltd., including ¥4.9 billion in investment losses under the equity method, came to ¥83.1 billion. As a result, ordinary losses reached ¥4.6 billion.
Business results segmented by location were as follows.
Ordinary income was ¥927.4 billion for Japan, ¥41.8 billion for Asia, ¥50.1 billion for Europe, and ¥24.2 billion for the Americas. Ordinary profits (or (-) ordinary losses) in Japan were ¥29.4 billion, ¥3.2 billion in Asia, ¥-39.3 billion in Europe, and ¥5.5 billion in the Americas. Japan’s share of ordinary income prior to the elimination of internal transactions, at 89%, represented a significant weight.
2. Qualitative Information on Consolidated Financial Condition
Total assets at the end of the Interim Period were ¥8,019.8 billion. Net assets summed up to ¥1,432.5 billion, due to a decrease in unrealized gains on investments.
As concerns the cash flows for the Interim Period, cash flows from operating activities were ¥37.7 billion; cash flows from investing activities were negative by ¥41.8 billion due to purchases of securities; cash flows from financing activities were also negative by ¥44.8 billion due to redemption of short-term bonds. As a result, cash and cash equivalents at the end of the Interim Period amounted to ¥307.3 billion.
3. Qualitative Information on Consolidated Earnings Forecasts
The Company has revised its consolidated earnings forecasts previously announced on May 21, 2008, taking into consideration the current trends of its performance.
Please refer to ‘Notice Regarding Revision of Consolidated Earnings Forecasts for the Fiscal Year Ending March 31, 2009’ announced on November 19, 2008, for the details on the forecasts.

4. Others
(1) Changes in Significant Subsidiaries During the Period
     (Changes in “Specified Subsidiaries” (Tokutei Kogaisya) affecting scope of consolidation)
          Not applicable
(2) Changes in Accounting Principles, Procedures or Presentation in Preparation of Interim Consolidated Financial Statements
(i) Application of “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements”
In accordance with “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements” (Practical Issues Task Force Report No. 18, May 17, 2006), applicable from a consolidated fiscal year commencing on or after April 1, 2008, the Company made necessary adjustments in its consolidated financial statements from the current interim consolidated accounting period.
The Company has not calculated the impact of this change in accounting treatment since it is the first fiscal year after its incorporation.
Compared with the method previously adopted by Mitsui Sumitomo Insurance Company, Limited, the wholly-owned subsidiary that conducted the share transfer, in preparing its consolidated financial statements, application of the above standard had the effect of decreasing ordinary loss by ¥304 million and increasing interim net income before taxes by ¥304 million.
     The impact on the segment information is shown under the heading ‘Segment Information.’
(ii) Application of “Accounting Standards for Lease Transactions”
With regard to non-ownership-transfer finance leases, “Accounting Standards for Lease Transactions” (Corporate Accounting Standards No. 13 (June 17, 1993 (First Division of Business Accounting Council), revised March 30, 2007) and “Application Guidelines for Lease Transaction Accounting Standards” (Application Guidelines for Corporate Accounting Standards No. 16 (January 18, 1994 (The Japanese Institute of Certified Public Accountants, Accounting System Committee), revised March 30, 2007)) may be adopted for quarterly consolidated financial statements for a consolidated fiscal year beginning on or after April 1, 2008. These standards and guidelines are applied and lease transactions that commenced during the current first quarter consolidated accounting period are accounted by a method similar to that for ordinary sales transactions.
The effect of the application on the interim consolidated financial statements was insignificant.
The non-ownership-transfer finance leases that had commenced prior to the beginning of the first fiscal year are accounted by a method similar to that for ordinary lease transactions.

5. Interim Consolidated Financial Statements
(1) Interim Consolidated Balance Sheets
(Yen in millions)

As of September 30, 2008

Assets
Cash deposits and savings	327,359
Call loans	26,100
Monetary claims bought	97,810
Money trusts	26,389
Investments in securities	5,891,357
Loans	819,154
Tangible fixed assets	266,001
Intangible fixed assets	82,014
Other assets	478,078
Deferred tax assets	11,410
Bad debts reserve	(5,836)

Total assets	8,019,840

Liabilities
Underwriting funds	6,012,936
Outstanding claims	880,856
Underwriting reserve	5,132,079
Bonds	99,992
Other liabilities	287,199
Reserve for pension and retirement benefits	81,155
Reserve for pension and retirement benefits for officers and operating officers	2,564
Accrued bonuses for employees	9,608
Reserve under special laws	2,682
Reserve for price fluctuation	2,682
Deferred tax liabilities	91,173

Total liabilities	6,587,312

Net assets
Shareholders’ equity
Common stock	100,000
Capital surplus	132,700
Retained earnings	543,157
Treasury stock	(609)

Total shareholders’ equity	775,248

Valuation and translation adjustments
Unrealized gains on investments, net of tax	639,967
Deferred hedge gains (losses), net of tax	(154)
Foreign currency translation adjustments	3,919

Total valuation and translation adjustments	643,733

Minority interests	13,547

Total net assets	1,432,528

Total liabilities and net assets	8,019,840

(2) Interim Consolidated Statements of Income
(Yen in millions)

Six months ended
September 30, 2008

Ordinary income and expenses
Ordinary income	1,038,846
Underwriting income	946,979
Net premiums written	757,008
Deposit premiums from policyholders	94,411
Investment income on deposit premiums from policyholders	25,655
Life insurance premiums	69,403
Investment income	89,408
Interest and dividends received	86,970
Investment gains on money trusts	23
Gains on sale of securities	14,707
Gains on derivative transactions	9,774
Transfer of investment income on deposit premiums from policyholders	(25,655)
Other ordinary income	2,458
Ordinary expenses	1,044,114
Underwriting expenses	827,413
Net claims paid	439,538
Loss adjustment expenses	40,990
Commission and collection expenses	126,387
Maturity refunds to policyholders	140,548
Life insurance claims	16,301
Provision for outstanding claims	49,467
Provision for underwriting reserve	13,022
Investment expenses	60,730
Investment losses on money trusts	1,504
Losses on sale of securities	4,575
Losses on devaluation of securities	45,049
Operating expenses and general and administrative expenses	148,316
Other ordinary expenses	7,654
Interest paid	705

Ordinary losses	(5,268)

Extraordinary income and losses
Extraordinary income	28,264
Gains on sale of property and equipment	985
Reversal of reserve under special laws	27,279
Reversal of reserve for price fluctuation	27,279
Extraordinary losses	2,221
Losses on sale of property and equipment	1,559
Impairment loss	662

Income before income taxes	20,774

Income taxes — current	9,117
Refund of income taxes for prior periods	(7,307)
Income taxes — deferred	6,101
Minority Interests	464

Net income	12,399

(3) Interim Consolidated Statement of Changes in Net Assets
(Yen in millions)

Six months ending
September 30, 2008

Shareholders’ equity
Common stock
Balance at end of last fiscal year	—
Interim changes
Increase due to share transfer	100,000

Total interim changes	100,000

Balance at end of Interim Period	100,000

Capital surplus
Capital reserve
Balance at end of last fiscal year	—
Interim changes
Increase due to share transfer	132,703
Disposition of treasury stock	(3)

Total interim changes	132,700

Balance at end of Interim Period	132,700

Retained earnings
Balance at end of last fiscal year	—
Interim changes
Increase due to share transfer	534,410
Changes due to application of the Practical Issues Task Force Report No. 18	8,986
Dividends from surplus	(12,639)
Interim net income	12,399

Total interim changes	543,157

Balance at end of Interim Period	543,157

Treasury stock
Balance at end of last fiscal year	—
Interim changes
Acquisition of treasury stock	(650)
Disposition of treasury stock	41

Total interim changes	(609)

Balance at end of Interim Period	(609)

Total shareholders’ equity
Balance at end of last fiscal year	—
Interim changes
Increase due to share transfer	767,113
Changes due to application of the Practical Issues Task Force Report No. 18	8,986
Dividends from surplus	(12,639)
Interim net income	12,399
Acquisition of treasury stock	(650)
Disposition of treasury stock	38

Total interim changes	775,248

Balance at end of Interim Period	775,248

(Yen in millions)

Six months ending
September 30, 2008
Valuation and translation adjustments
Unrealized gains on investments, net of tax
Balance at end of last fiscal year	—
Interim changes
Total interim changes in items other than shareholders’ equity (net)	639,967

Total interim changes	639,967

Balance at end of Interim Period	639,967

Deferred hedge gains(losses), net of tax
Balance at end of last fiscal year	—
Interim changes
Total interim changes in items other than shareholders’ equity (net)	(154)

Total interim changes	(154)

Balance at end of Interim Period	(154)

Foreign currency translation adjustments
Balance at end of last fiscal year	—
Interim changes
Total interim changes in items other than shareholders’ equity (net)	3,919

Total interim changes	3,919

Balance at end of Interim Period	3,919

Total valuation and translation adjustments
Balance at end of last fiscal year	—
Interim changes
Total interim changes in items other than shareholders’ equity (net)	643,733

Total interim changes	643,733

Balance at end of Interim Period	643,733

Minority interests
Balance at end of last fiscal year	—
Interim changes
Total interim changes in items other than shareholders’ equity (net)	13,547

Total interim changes	13,547

Balance at end of Interim Period	13,547

Total net assets
Balance at end of last fiscal year	—
Interim changes
Increase due to share transfer	767,113
Changes due to application of the Practical Issues Task Force Report No. 18	8,986
Dividends from surplus	(12,639)
Interim net income	12,399
Acquisition of treasury stock	(650)
Disposition of treasury stock	38
Total interim changes in items other than shareholders’ equity (net)	657,280

Total interim changes	1,432,528

Balance at end of Interim Period	1,432,528

(4) Interim Consolidated Statements of Cash Flows
(Yen in millions)

Six months ending
September 30, 2008
Cash flows from operating activities
Income before income taxes	20,774
Depreciation	10,379
Impairment loss on fixed assets	662
Amortization of goodwill	2,075
Increase(decrease) in outstanding claims	47,615
Increase(decrease) in underwriting reserve	11,947
Increase(decrease) in bad debts reserve	475
Increase(decrease) in reserve for employees’ retirement and severance benefits	3,082
Increase(decrease) in reserve for pension and retirement benefits for officers and operating officers	(142)
Increase(decrease) in accrued bonuses for employees	(3,746)
Increase(decrease) in reserve for price fluctuation	(27,279)
Interest and dividend income	(86,970)
Losses(gains) on investment in securities	33,692
Losses(gains) on investment in derivative transactions	(9,774)
Interest expenses	705
Foreign exchange losses(gains)	4,218
Losses(gains) on disposal of tangible fixed assets	574
Equity in losses(gains) of affiliates	4,687
Decrease(increase) in other assets	(25,656)
Increase(decrease) in other liabilities	(25,381)
Others	6,165

Subtotal	(31,894)

Interest and dividends received	89,736
Interest paid	(737)
Income tax paid	(19,400)

Total cash flows from operating activities	37,704

Cash flows from investing activities
Net increase(decrease) in deposit at banks	(10,926)
Purchase of monetary claims bought	(3,000)
Proceeds from sales and redemption of monetary claims bought	1,138
Purchase of money trusts	(25)
Proceeds from sales of money trusts	23,690
Purchase of securities	(381,946)
Proceeds from sales and redemption of securities	307,765
Investment in loans	(112,077)
Collection of loans	94,657
Increase(decrease) in cash received under securities lending transactions	42,740
Others	1,234

Total cash flows from financial investments	(36,749)

Total cash flows from operating activities and financial investments	955

Acquisition of tangible fixed assets	(4,727)
Proceeds from sales of tangible fixed assets	1,721
Others	(2,055)

Total cash flows from investing activities	(41,810)

Cash flows from financing activities
Redemption of short-term bonds	(30,000)
Acquisition of treasury stock	(650)
Proceeds from disposition of treasury stock	38
Cash dividends paid	(12,639)
Cash dividends paid to minority shareholders	(1,237)
Others	(350)

Total cash flows from financing activities	(44,840)

Effect of exchange rate changes on cash and cash equivalents	(7,775)

Net change in cash and cash equivalents	(56,721)

Balance of cash and cash equivalents at beginning of fiscal year	364,081

Balance of cash and cash equivalents at end of Interim Period	307,359

(5) Notes Regarding Going Concern Assumption
     For the six months ended September 30, 2008 (From April 1, 2008 through September 30, 2008)
          Not Applicable
(6) Segment Information
     a. Segment Information by Type of Operations
     Six months ended September 30, 2008 (From April 1, 2008 through September 30, 2008)
(Yen in millions)

	Non-life	Life
	insurance	insurance	Total	Eliminations	Consolidated
Ordinary income and ordinary profit/loss
Ordinary income
(1) Ordinary income from external customers	989,801	78,493	1,068,295	29,448	1,038,846
(2) Ordinary income arising from inter segment transactions	1,435	—	1,435	1,435	—

Total	991,237	78,493	1,069,730	30,884	1,038,846

Ordinary expenses	991,216	83,189	1,074,406	30,291	1,044,114
Ordinary profit/(loss)	20	(4,695)	(4,675)	592	(5,268)

(Note)	1.	The categories of operations are grouped to show the actual state of operations of the parent and consolidated subsidiaries.

	2.	The principal categories of operations are:

Non-life insurance operations: Non-life insurance underwriting business and asset investment business

Life insurance operations: Life insurance underwriting business and asset investment business

	3.	A major component of the “Eliminations” for “Ordinary income from external customers” for the current interim consolidated accounting period is the transfer from “Reversal of underwriting reserve” in “Ordinary profit”, which is included in “Investment income relating to Non-life Insurance segment”, to “Provision for underwriting reserve” in “Ordinary losses” in the interim consolidated statements of income.

	4.	Change in accounting policy

Application of “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements”

In accordance with “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements” (Practical Issues Task Force Report No. 18, May 17, 2006), applicable from a consolidated fiscal year commencing on or after April 1, 2008, the Company made necessary adjustments in its consolidated financial statements from the current interim consolidated accounting period. Compared with the method previously adopted by Mitsui Sumitomo Insurance Company, Limited, the wholly-owned subsidiary that conducted the share transfer, in preparing its consolidated financial statements, application of the above standard had the effect increasing ordinary income and ordinary expenses by ¥465 million and ¥161 million, respectively, and also increasing ordinary profit by ¥304 million, in “Non-life insurance segment”.
     b. Segment Information by Location
          Six months ended September 30, 2008 (From April 1, 2008 through September 30, 2008)
(Yen in millions)

	Japan	Asia	Europe	Americas	Total	Eliminations	Consolidated
Ordinary income and ordinary profit/loss
Ordinary income
(1) Ordinary income from external customers	923,449	41,695	50,118	24,214	1,039,477	630	1,038,846
(2) Ordinary income arising from inter segment transactions	4,027	108	34	1	4,172	4,172	—

Total	927,476	41,803	50,153	24,215	1,043,649	4,803	1,038,846

Ordinary expenses	898,020	38,520	89,531	18,654	1,044,726	612	1,044,114
Ordinary profit/(losses)	29,456	3,282	(39,377)	5,561	(1,077)	4,190	(5,268)

(Note)	1.	The categories of countries or regions are based on geographic proximity.

	2.	The principal countries or regions belonging to categories other than Japan are,

(1) Asia: Malaysia, Taiwan and Singapore

(2) Europe: U.K. and Ireland

(3) Americas: U.S.A. and Bermuda

	3.	A major component of the “Eliminations” for “Ordinary income from external customers” for the current interim consolidated accounting period is the transfer from “Reversal of outstanding claims” in “Ordinary profit”, which is included in “Americas segment”, to “Provision for outstanding claims” in “Ordinary losses” in the interim consolidated statements of income.

	4.	Change in accounting policy

Application of “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements”

In accordance with “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements” (Practical Issues Task Force Report No. 18, May 17, 2006), applicable from a consolidated fiscal year commencing on or after April 1, 2008, the Company made necessary adjustments in its consolidated financial statements from the current interim consolidated accounting period.
Compared with the method previously adopted by Mitsui Sumitomo Insurance Company, Limited, the wholly-owned subsidiary that conducted the share transfer, in preparing its consolidated financial statements, application of the above standard had the effect of decreasing ordinary expenses by ¥296 million and ¥27 million in “Asia segment” and “Europe segment”, respectively, and increasing by ¥20 million in “Americas segment”. Also, ordinary profit increased by ¥296 million and ¥27 million in “Asia segment” and “Europe segment”, respectively, and decreased by ¥20 million in “Americas segment”.
[Overseas Sales]
     Six months ended September 30, 2008 (From April 1, 2008 through September 30, 2008)
(Yen in millions)

	Asia	Europe	Americas	Total
I Overseas sales	59,704	51,129	30,695	141,530
II Consolidated sales				1,038,846
III Proportion of overseas sales to consolidated sales (%)	5.75	4.92	2.95	13.62

(Note)	1.	The categories of countries or regions are based on geographic proximity.

	2.	The principal countries or regions belonging to categories other than Japan are,
(1)	Asia: Malaysia, Taiwan and Singapore

(2)	Europe: U.K. and Ireland

(3)	Americas: U.S.A. and Bermuda

3.	Overseas sales are the sum of overseas sales of the consolidated domestic subsidiaries and ordinary income of the consolidated overseas subsidiaries.

6. Interim Financial Statements
(1) Interim Balance Sheets
(Yen in millions)

As of
September 30, 2008

Assets
Current assets
Cash and cash equivalents	999
Receivables	30,533
Others	0

Total current assts	31,532

Fixed assets
Investments
Investments in affiliates	746,414

Total investments	746,414

Total fixed assets	746,414

Total assets	777,947

Liabilities
Current liabilities
Short-term debt	15,012
Tax payable	4
Accrued bonuses for employees	82
Others	154

Total current liabilities	15,254

Total liabilities	15,254

Net assets
Shareholders’ equity
Common stock	100,000
Capital surplus
Capital reserve	179,191
Other capital surplus	467,220

Total capial surplus	646,411

Retained earnings
Other retained earnings
Retained earnings at the beginning of the period	16,890

Total retained earnings	16,890

Treasury stock	(609)

Total shareholders’ equity	762,693

Total net assets	762,693

Total liabilities and net assets	777,947

(2) Interim Statements of Income
(Yen in millions)

Six months ending
September 30, 2008

Operating income
Dividends received from affiliates	17,500
Fees and commissions received from affiliates	1,383

Total ordinary income	18,883

Operating expenses
Operating expenses and general and administrative expenses	1,224

Total operating expenses	1,224

Operating profit	17,659

Nonoperating income	8
Nonoperating losses	774

Ordinary profit	16,892

Income before income taxes	16,892

Income taxes	1

Interim net income	16,890

(3) Interim Statement of Changes in Net Assets
(Yen in millions)

Six months ending
September 30, 2008

Shareholders’ equity
Common stock
Amount at end of last fiscal year	—
Interim changes
Increase due to share transfer	100,000

Total interim changes	100,000

Amount at end of interim period	100,000

Capital surplus
Capital reserve
Amount at end of last fiscal year	—
Interim changes
Increase due to share transfer	179,191

Total interim changes	179,191

Amount at end of interim period	179,191

Other capital surplus
Amount at end of last fiscal year	—
Interim changes	467,223
Increase due to share transfer	(3)

Disposition of treasury stock	467,220

Total interim changes	467,220

Amount at end of interim period
Retained earnings
Other retained earnings
Retained earnings at end of the year
Amount at end of last fiscal year	—
Interim changes
Interim net income	16,890

Total interim changes	16,890

Amount at end of interim period	16,890

Treasury stock
Amount at end of last fiscal year	—
Interim changes
Acquisition of treasury stock	(650)
Disposition of treasury stock	41

Total interim changes	(609)

Amount at end of interim period	(609)

Total shareholders’ equity
Amount at end of last fiscal year	—
Interim changes
Increase due to share transfer	746,414
Interim net income	16,890
Acquisition of treasury stock	(650)
Disposition of treasury stock	38

Total interim changes	762,693

Amount at end of interim period	762,693

(4) Notes Regarding Going Concern Assumption
     For the six months ended September 30, 2008 (From April 1, 2008 through September 30, 2008)
          Not Applicable

7. Other Information
     Since the Company was incorporated on April 1, 2008, figures for the preceding fiscal year represent those of Mitsui Sumitomo Insurance Company, Limited (Consolidated), one of consolidated subsidiaries of the Company.
(1) Summary of Consolidated Results of Operations
(Yen in millions)

	Six months ended	Six months ended		Change
Items	September 30, 2007	September 30, 2008	Change	Ratio(%)

Ordinary Income and Expenses:
Underwriting income:	1,005,197	946,979	(58,217)	(5.8)
Net premiums written	797,399	757,008	(40,390)	(5.1)
Deposit premiums from policyholders	101,448	94,411	(7,037)	(6.9)
Life insurance premiums	77,173	69,403	(7,769)	(10.1)
Underwriting expenses:	884,034	827,413	(56,621)	(6.4)
Net claims paid	428,243	439,538	11,294	2.6
Loss adjustment expenses	37,893	40,990	3,096	8.2
Commission and collection expenses	126,679	126,387	(291)	(0.2)
Maturity refunds to policyholders	145,884	140,548	(5,335)	(3.7)
Life insurance claims	14,481	16,301	1,820	12.6

Investment income	73,865	89,408	15,542	21.0
Interest and dividends received	85,813	86,970	1,157	1.3
Gains on sale of securities	13,515	14,707	1,191	8.8
Investment expenses	8,203	60,730	52,527	640.3
Losses on sale of securities	1,718	4,575	2,856	166.2
Losses on devaluation of securities	3,707	45,049	41,342	1,115.1

Operating expenses and general and administrative expenses	139,497	148,316	8,818	6.3

Other ordinary income and expenses	(1,058)	(5,195)	(4,136)	—

Ordinary profit and ordinary losses	46,268	(5,268)	(51,536)	(111.4)

Extraordinary Income and Losses:
Extraordinary income	794	28,264	27,470	3,459.6
Extraordinary losses	3,444	2,221	(1,222)	(35.5)

Extraordinary income and losses	(2,650)	26,042	28,693	—

Income before income taxes	43,618	20,774	(22,843)	(52.4)
Income taxes — current	18,664	9,117	(9,546)	(51.1)
Refund of income taxes for prior periods	—	(7,307)	(7,307)	—
Income taxes — deferred	(5,918)	6,101	12,019	—
Minority interests	341	464	122	36.0
Net income	30,530	12,399	(18,131)	(59.4)

<Excluding the Good Result Return (GRR) premiums of the automobile insurance “ModoRich.”>
Net premiums written	795,294	759,422	(35,871)	(4.5)

(2) Premiums and Claims Paid by Line of Insurance
Direct Premiums Written by Line of Insurance
(including Deposit premiums from policyholders)
(Yen in millions)

	Six months ended			Six months ended
	September 30, 2007			September 30, 2008
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%
Fire	162,379	17.2	0.2	160,041	17.8	(1.4)
Marine	62,787	6.6	10.4	62,815	7.0	0.0
Personal Accident	155,773	16.5	(13.9)	146,937	16.4	(5.7)
Voluntary Automobile	319,818	33.9	4.2	310,210	34.6	(3.0)
Compulsory Automobile Liability	89,728	9.5	0.9	75,973	8.5	(15.3)
Other	153,839	16.3	11.1	141,101	15.7	(8.3)

Total	944,327	100.0	1.1	897,079	100.0	(5.0)

Deposit premiums from policyholders	101,448	10.7	(19.7)	94,411	10.5	(6.9)

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>

Voluntary Automobile	317,713		3.3	312,624		(1.6)

Total	942,221		0.8	899,493		(4.5)

Net Premiums by Lines of Insurance
(Yen in millions)

	Six months ended			Six months ended
	September 30, 2007			September 30, 2008
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%
Fire	120,454	15.1	4.4	111,525	14.7	(7.4)
Marine	54,162	6.8	13.0	52,911	7.0	(2.3)
Personal Accident	72,541	9.1	(3.0)	72,011	9.5	(0.7)
Voluntary Automobile	314,651	39.5	4.3	306,366	40.5	(2.6)
Compulsory Automobile Liability	97,295	12.2	(0.2)	83,082	11.0	(14.6)
Other	138,294	17.3	10.8	131,110	17.3	(5.2)

Total	797,399	100.0	4.6	757,008	100.0	(5.1)

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>

Voluntary Automobile	312,546		3.4	308,780		(1.2)

Total	795,294		4.3	759,422		(4.5)

Net Claims Paid by Lines of Insurance
(Yen in millions)

	Six months ended			Six months ended
	September 30, 2007			September 30, 2008
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%
Fire	48,980	11.4	(2.7)	46,754	10.6	(4.5)
Marine	21,854	5.1	21.1	20,731	4.7	(5.1)
Personal Accident	33,489	7.8	9.2	35,528	8.1	6.1
Voluntary Automobile	190,086	44.4	3.5	190,581	43.4	0.3
Compulsory Automobile Liability	67,507	15.8	(0.9)	69,592	15.8	3.1
Other	66,324	15.5	9.2	76,349	17.4	15.1

Total	428,243	100.0	4.1	439,538	100.0	2.6

(Note) Figures shown represent amounts before the off-set of intersegment transactions.

(3) Securities
(Yen in millions )

	As of September 30, 2008
	Cost
Items	(Acquisition cost)	Fair value	Difference
Domestic Bonds	2,214,808	2,237,641	22,833
Domestic Stocks	753,058	1,767,963	1,014,905
Foreign Securities	1,209,836	1,178,758	(31,077)
Others	148,701	145,529	(3,172)

Total	4,326,404	5,329,893	1,003,488

(Note)	1.	The table above is a summary of marketable securities available for sale.

	2.	Others include beneficiary interest in loan trust represented as monetary claims bought in the consolidated balance sheet.

	3.	Impairment losses of marketable securities available for sale amount to ¥31,104. The Company and its domestic consolidated subsidiaries in principle recognize impairment losses on marketable securities if the fair value declines by 30% or more to their cost.

(Reference) Investments in Securitized Instruments and Exposure to US Subprime Loans
Managerial basis
1. Investments in Certain Securitized Instruments
Note: Disclosure below is in essence based on guidelines published by the Financial Stability Forum (FSF).
(Yen in billions)

	As of September 30, 2008		As of March 31, 2008
			Amount of
	Amount of		investments and
	investments and	Valuation	loans	Valuation
	loans Note 1	Difference	Note 1	Difference
	(Amount in	Note 2	(Amount in	Note 2
	Consolidated	(Unrealized	Consolidated	(Unrealized
Category	Balance Sheet)	loss/gain)	Balance Sheet)	loss/gain)
(1)RMBS Note 3	144.7	0.6	141.7	2.6
Japan	140.6	0.7	138.9	2.6
Overseas	4.0	(0.0)	2.8	(0.0)
(2)ABS-CDO Note 4	0.2	(0.0)	0.4	(0.0)
AAA	—	—	—	—
AA	0.2	(0.0)	0.4	(0.0)
A	—	—	—	—
BBB or below	—	—	—	—
(3)CDO Note 4	14.4	(0.4)	15.8	(0.2)
CLO	14.2	(0.3)	15.2	(0.1)
AAA	14.2	(0.3)	15.2	(0.1)
AA	—	—	—	—
A	—	—	—	—
BBB or below	—	—	—	—
CBO	0.0	(0.0)	0.4	(0.0)
AAA	—	—	0.2	(0.0)
AA	—	—	0.1	(0.0)
A	—	—	—	—
BBB or below	0.0	(0.0)	0.0	(0.0)
Synthetic CDO	0.2	(0.1)	0.1	(0.0)
AAA	—	—	—	—
AA	0.1	(0.0)	0.1	(0.0)
A	—	—	—	—
BBB or below	0.0	(0.1)	—	—
(4)CMBS	17.1	(0.5)	18.7	(0.1)
Japan	17.1	(0.5)	18.7	(0.1)
Overseas	—	—	—	—
(5)ABCP	10.4	—	8.3	—
Portion composed by Mitsui Sumitomo Insurance Group	3.9	—	—	—
(6)SIV instruments	—	—	—	—
Portion composed by Mitsui Sumitomo Insurance Group	—	—	—	—
(7)LBO Loan	13.7	Note 5 —	11.4	Note 5 —
Japan	13.7	—	11.4	—
Overseas	—	—	—	—

(Note 1)	The above investments appear in the consolidated balance sheet as monetary claims bought, investments in securities, and loans.

There are no US subprime loan instruments in the Investments/loans amount.

(Note 2)	No item above has been subject to impairment (a write off) for the periods.

(Note 3)	The RMBS backed instruments are all rated AAA.

(Note 4)	There are no hedge transactions in ABS-CDO and CDO instruments.

(Note 5)	Loans are recognized at the book values, so for the LBO loans the valuation differences are not shown, but the bad debts reserve for these loans as of September 30, 2008 amounted to ¥0.2 billion.

(Note 6)	The figures of Mitsui Sumitomo MetLife Insurance Co., Ltd., accounted for under the equity method, are not included in the above table.

[Glossary]
•Synthetic CDO: Synthetic Collateralized Debt Obligations
•ABCP: Asset-Backed Commercial Paper
•ABS: Asset-Backed Securities
•ABS-CDO: CDOs backed by asset-backed securities
•CBO: Collateralized Bond Obligation
•CDO: Collateralized Debt Obligation
•CLO: Collateralized Loan Obligation
•CMBS: Commercial Mortgage-Backed Securities
•LBO Loan: Leveraged Buyout Loan
•RMBS: Residential Mortgage-Backed Securities
•SIV: Structured Investment Vehicle
2. Exposure to U.S. Subprime Loans
Breakdown of U.S. Subprime lone-related exposure:
(Yen in billions)

		As of September 30, 2008			As of March 31, 2008
		Outstanding			Outstanding
		(Notional) Par			(Notional) Par
		Amount	Exposure		Amount	Exposure
Credit derivatives	ABS-CDO	11.1	—	Note 1	11.8	—
Financial guarantee reinsurance	ABS-CDO	5.7	0.8	Note 2	5.6	0.9
	RMBS	1.0	1.0		1.2	1.2

Total			1.8			2.1

(Note 1)	ABS-CDOs referred to above contain RMBSs backed by U.S. subprime loans (SPL-RMBS: ¥6.6 billion) as underlying assets (pool of ABS). Even if all the SPL-RMBSs defaulted with no recovery (i.e., 100% loss), we would not be obligated to pay claim because there is a subordinated tranche (deductible) of ¥11.1 billion below the tranche we have underwritten, which exceeds outstanding par amount of the SPL-RMBSs (¥6.6 billion). Therefore our exposure to U.S. Subprime Loans is presented as zero in the table above.

(Note 2)	Likewise, outstanding par amount of all the SPL-RMBSs contained in underlying assets of ABS CDOs referred here in excess of the amount of subordination (deductible), which is the amount we would be obligated to pay in the event all the SPL-RMBSs defaulted with no recovery, is ¥0.8 billion.

Explanatory Material on Financial Statements for the Six Months Ended September 30, 2008
Overview of Business Results
     Because this is the first fiscal year since the Company’s establishment, the “consolidated” figures for the same period in the previous year represent those for Mitsui Sumitomo Insurance Company, Limited (consolidated). The figures shown for Mitsui Sumitomo Insurance Company, Limited are those for Mitsui Sumitomo Insurance Company, Limited (non-consolidated).
I. Summary of Business Results for Six Months Ended September 30, 2008 (Net premiums written, ordinary profit, net income)
(Yen in hundred millions)

			Six months ended	Six months ended		Growth	FY2007 (ended
			September 30, 2007	September 30, 2008	Change	rate	March 31, 2008)
Net premium written (Note)	Consolidated	(1)	7,952	7,594	(358)	(4.5)%	15,365
	Mitsui Sumitomo Insurance	(2)	6,665	6,424	(240)	(3.6)	13,068
Ordinary Profit (or Ordinary Loss)	Consolidated	(3)	462	(52)	(515)	(111.4)	608
	Mitsui Sumitomo Insurance	(4)	410	352	(58)	(14.1)	550
Net Income	Consolidated	(5)	305	123	(181)	(59.4)	400
	Mitsui Sumitomo Insurance	(6)	280	508	227	81.2	383
	Difference	(7)	24	(384)	(409)	(1675.4)	16
	Multiple (5÷6)	(8)	1.09	0.24			1.04

(Note)	Net premium written excludes Good Result Return premiums of Mitsui Sumitomo Insurance Co., Ltd.’s proprietary automobile insurance product “Modo Rich”, which contains a special clause related to premium adjustment and refund at maturity.
Breakdowns of Net Income
(Yen in hundred millions)

		Six months ended	Six months ended		Growth	FY2007 (ended
Net Income (or Net Loss)		September 30, 2007	September 30, 2008	Change	rate	March 31, 2008)
Consolidated	(1)	305	123	(181)	(59.4)%	400
Mitsui Sumitomo Insurance	(2)	280	508	227	81.2	383
Overseas Non-Life Insurance Subsidiaries	(3)	84	(268)	(353)	(417.4)	136
Mitsui Direct General Insurance	(4)	(6)	(4)	1	—	(17)
Mitsui Sumitomo Marine Kirameki Life Insurance	(5)	0	0	(0)	(28.2)	0
Mitsui Sumitomo Met Life Insurance	(6)	(25)	(49)	(23)	—	(62)
Other	(7)	7	3	(4)	(54.9)	12
Consolidated adjustment/Holding companies	(8)	(35)	(65)	(30)	—	(52)

(Note) (2) through (7) above are results before consolidated adjustment (the Company’s equity).
II. Status of Non-life Insurance Subsidiaries
(Yen in hundred millions)

			Six months ended	Six months ended		Growth	FY2007 (ended
Non-Life Insurance			September 30, 2007	September 30, 2008	Change	rate	March 31, 2008)
Net Premiums Written (Note 1)	Consolidated	(1)	7,952	7,594	(358)	(4.5)%	15,365
	Mitsui Sumitomo Insurance	(2)	6,665	6,424	(240)	(3.6)	13,068
	Overseas Subsidiaries	(3)	1,160	1,028	(132)	(11.4)	2,032
	(Asia)	(4)	(382)	(382)	(0)	(0.1)	715
	(Europe)	(5)	(498)	(368)	(130)	(26.2)	816
	(Americas)	(6)	(134)	(130)	(4)	(3.4)	239
	(Reinsurance)	(7)	(144)	(147)	3	2.2	261
	Mitsui Direct	(8)	126	140	14	11.1	264
Net Income (or Net Loss)	Mitsui Sumitomo Insurance	(9)	280	508	227	81.2	383
	Overseas Subsidiaries	(10)	84	(268)	(353)	(417.4)	136
	(Asia)	(11)	(52)	(30)	(22)	(42.9)	89
	(Europe)	(12)	(6)	(348)	(341)	—	(37)
	(Americas)	(13)	(5)	(10)	5	109.7	17
	(Reinsurance)	(14)	(33)	(38)	4	14.1	67
	Mitsui Direct	(15)	(6)	(4)	1	—	(17)

(Note)	1.	Net premium written excludes Good Result Return premiums of Mitsui Sumitomo Insurance Co., Ltd.’s proprietary automobile insurance product “Modo Rich”, which contains a special clause related to premium adjustment and refund at maturity.

	2.	Figures in 9 through 15 are prior to consolidated adjustments (the Company’s equity).

III. Status of Life Insurance Subsidiaries
(Unit: ¥100 million)

			Six months ended	Six months ended
			September 30, 2007	September 30, 2008			FY 2007 (ended
Life Insurance			As of September 30,	As of September 30,	Change	Growth rate	March 31, 2008)
Mitsui Sumitomo Kirameki Life Insurance						%
Amount of New Policies	Individual Insurance	(1)	7,337	8,228	890	12.1	14,616
	Individual Annuities	(2)	217	181	(36)	(16.6)	441
Amount of Policies in Force	Individual Insurance	(3)	81,251	85,676	4,425	5.4	82,971
	Individual Annuities	(4)	3,186	3,215	28	0.9	3,193
Mitsui Sumitomo MetLife Insurance								(Note 1)
Amount of New Policies	Individual Insurance	(5)	167	140	(27)	(16.4)	286
	Individual Annuities	(6)	2,973	2,932	(40)	(1.4)	5,637
Amount of Policies in Force	Individual Insurance	(7)	418	677	258	61.8	539
	Individual Annuities	(8)	25,758	25,464	(293)	(1.1)	24,739
Net Income (or Net Loss)		(9)	(25)	(49)	(23)	—	(61	)(Note 2)
Mitsui Sumitomo Kirameki Life Insurance		(10)	0)	(0)	(0)	(28.2)	0	(Note 2,3)
Mitsui Sumitomo MetLife Insurance		(11)	(25)	(49)	(23)	—	(62)	(Note 2)

(Note)	1.	Figures are related to an equity method subsidiary, Mitsui Sumitomo MetLife Insurance Co.

	2.	Figures in 9 through 11 are prior to consolidated adjustments (Company’s equity).

	3.	Mitsui Sumitomo Kirameki Life Insurance Company increased its standard underwriting reserve by ¥3.4 billion in the six month period ended September 30, 2007, by ¥6.7 billion in the fiscal year ended March 31, 2008, and by ¥900 million in the six month period ended September 30, 2008.
IV. Result Forecast for Fiscal Year 2008
(Unit: ¥100 million)

					Mitsui Sumitomo
		Mitsui Sumitomo Insurance		(Change from	Insurance (Non	(Change from
Forecast		Group Holdings (Consolidated)		previous year)	-consolidated)	previous year)
Direct premiums written (excluding deposit premiums from policy holders)	(1)				13,150	(2.4)%
Net premiums written	(2)		14,730	(4)%	12,560	(3.9)%
Ordinary Profit	(3)		90	(518)	550	(0)
Net income	(4)		200	(200)	660	276
Dividend per share (annual)	(5)	(non consol.)	¥54.00	See Note 3.

(Note)	1.	“Changes from previous year” for Mitsui Sumitomo Insurance Group Holdings (consolidated) are in comparison with figures for Mitsui Sumitomo Insurance (consolidated) for the previous year.

	2.	(1) and (2) are shown by the base of excluding Good Result Return premiums of the Company’s unique automobile insurance product “Modo Rich” which contains a special clause related to premium adjustment and refund at maturity.

	3.	The dividend per share forecasted for fiscal year 2008 set at ¥54 is considered to be on par with the fiscal year 2007 dividend by Mitsui Sumitomo Insurance of ¥16 per share (including ¥1 per share commemorative dividend) year in consideration of the ratio of stock transfer on the establishment of the holding company.

V. Status of Mitsui Sumitomo Insurance Company, Limited (non-consolidated)
Figures in following charts excludes Good Result Return premiums of Mitsui Sumitomo Insurance Co., Limited’s proprietary automobile insurance product “Modo Rich”, which contains a special clause related to premium adjustment and refund at maturity.
1. Status of underwriting profit/losses
(1) Underwriting profit/losses
(Yen in hundred millions)

			Six months ended	Six months ended		Increase
			September 30, 2007	September 30, 2008	Change	ratio (%)
(+ )	Net premiums written	(1)	6,665	6,424	(240)	(3.6)
(-)	Net claims paid	(2)	3,817	3,868	50	1.3
(-)	Loss adjustment expenses	(3)	349	379	29	8.4
(-)	Commission and collection expenses	(4)	1,067	1,068	1	0.1
(-)	Operating expenses and general and administrative expenses related to underwriting	(5)	983	1,049	66	6.7
	Underwriting balance	(6)	446	59	(387)	(86.8)
(-)	Provision for outstanding claims	(7)	155	(18)	(173)	(111.6)
(-)	Provision for underwriting reserve	(8)	311	42	(269)	(86.3)
(-)	Provision for catastrophe reserve	(9)	50	(140)	(190)	(379.4)
(+ )	Other	(10)	56	60	3	6.5
	Underwriting profit/losses	(11)	(13)	234	248	—

Ratios	Net loss ratio	(12)	62.5%	66.1%	3.6%
	Net expense ratio	(13)	30.8%	33.0%	2.2%
	Combined ratio	(14)	93.3%	99.1%	5.8%
	Incurred loss (2)+(7)	(15)	3,973	3,850	(123)	(3.1)

(Supplement: compulsory automobile liability excluded)
Net premiums written		(16)	5,693	5,595	(98)	(1.7)
Ratios	Net loss ratio	(17)	60.4%	62.5%	2.1%
	Net expense ratio	(18)	33.1%	34.7%	1.6%
	Combined ratio	(19)	93.5%	97.2%	3.7%

(Note)	1.	Net loss ration = ( Net claims paid + Loss adjustment expenses) / Net premiums written × 100

	2.	Net expense ratio = (Commission and collection expenses + Operating expenses and general and administrative expenses regarding underwriting ) / Net premiums written × 100

	3.	Combined ratio = Net loss ratio + Net expense ratio

(2) Premiums
(Yen in hundred millions)

					Direct premiums written
	Net premiums written				(excluding deposit premiums from policyholders)
	Six months ended		Six months ended		Six months ended		Six months ended
Period	September 30, 2007		September 30, 2008		September 30, 2007		September 30, 2008
		Increase		Increase		Increase		Increase
Line of business	Amount	ratio (%)	Amount	ratio (%)	Amount	ratio (%)	Amount	ratio (%)
Fire	884	3.9	873	(1.2)	1,084	3.4	1,071	(1.2)
Marine	368	7.8	354	(3.7)	440	10.4	439	(0.3)
Personal Accident	685	(4.7)	679	(0.8)	711	(4.5)	702	(1.2)
Voluntary Automobile	2,779	(1.7)	2,728	(1.8)	2,781	(1.6)	2,728	(1.9)
Compulsory Automobile Liability	971	(0.3)	829	(14.6)	897	0.9	759	(15.3)
Other	976	3.0	958	(1.8)	1,008	3.3	980	(2.8)

Total	6,665	0.0	6,424	(3.6)	6,924	0.6	6,681	(3.5)

(3) Net claims paid
(Yen in hundred millions)

Period	Six months ended September 30, 2007			Six months ended September 30, 2008
		Increase	Net loss		Increase	Net loss	Difference
Line of business	Amount	ratio (%)	ratio (%)	Amount	ratio (%)	ratio (%)	(%)
Fire	381	7.4	45.5	337	(11.6)	41.0	(4.5)
Marine	179	23.3	51.4	150	(16.2)	45.4	(6.0)
Personal Accident	317	7.6	51.8	338	6.6	56.9	5.1
Voluntary Automobile	1,718	(1.3)	68.8	1,711	(0.4)	70.6	1.8
Compulsory Automobile Liability	674	(1.0)	75.1	695	3.1	90.3	15.2
Other	546	8.2	59.2	635	16.2	69.6	10.4

Total	3,817	2.6	62.5	3,868	1.3	66.1	3.6

(Note) Net loss ratio is calculated by adding loss adjustment expenses to net claims paid.
(Supplement) Status of natural disasters
(Yen in hundred millions)

	Six months ended September 30, 2007			Six months ended September 30, 2008
	Total	Net		Total	Net
	incurred	claims	Outstanding	incurred	claims	Outstanding
	loss	paid	claims	loss	paid	claims
Fire	51	22	28	26	6	19
Voluntary Automobile	3	1	1	24	16	7
Other	4	0	3	5	0	4

Total	59	25	33	55	24	31

(Note)	Above figures relate to natural disasters that occurred during the respective periods. Net claims paid, including those for natural disasters that occurred prior to the periods are ¥61 hundred million (Fire: ¥54 hundred million, Automobile: 2 hundred million, Other: ¥4 hundred million) for the six months ended September 30, 2007, and ¥39 hundred million (Fire: ¥16 hundred million, Automobile: ¥17 hundred million, Other: ¥5 hundred million) for the six months ended September 30, 2008.

(4) Operating expenses
<Operating expenses>
(Yen in hundred millions)

		Six months ended	Six months ended September 30, 2008
		September 30, 2007		Increase	Increase (decrease)
		Amount	Amount	(decrease)	ratio (%)
Personnel expenses	(1)	738	770	32	4.3
Non-personnel expenses	(2)	570	646	76	13.3
Tax,	(3)	88	74	(14)	(15.9)

Total	(4)	1,398	1,492	94	6.7

(Note) Total company expenses = Loss adjustment expenses + Operating expenses and general and administrative expenses
<Operating expenses related to underwriting>
(Yen in hundred millions)

		Six months ended	Six months ended September 30, 2008
		September 30, 2007		Increase	Increase(decrease)
		Amount	Amount	(decrease)	ratio (%)
Operating expenses and general and administrative expenses	(5)	983	1,049	66	6.7
Commission and collection expenses	(6)	1,067	1,068	1	0.1

Total	(7)	2,050	2,118	67	3.3

Net expense ratio	(8)	30.8%	33.0%	2.2%

(5) Outstanding claims
(Yen in hundred millions)

	Six months ended		Six months ended
	September 30, 2007		September 30, 2008
	Balance	Increase	Balance	Increase
Fire	567	31	516	33
Marine	332	(5)	295	2
Personal Accident	450	15	486	16
Voluntary Automobile	2,768	119	2,764	19
Compulsory Automobile Liability	478	(17)	484	(13)
Other	1,550	13	1,336	(76)

Total	6,147	155	5,883	(18)

(6) Catastrophe reserve
(Yen in hundred millions)

	Six months ended September 30, 2007		Six months ended September 30, 2008
		Ratio to net			Ratio to net
		premiums written			premiums written
	Balance	(%)	Balance	Increase	(%)
Fire	1,772	102.3	1,930	78	112.6
Marine	562	76.3	591	13	83.3
Personal Accident	866	63.2	853	8	62.8
Voluntary Automobile	367	6.6	191	(278)	3.5
Other	1,150	58.9	1,216	38	63.4

Total	4,719	41.6	4,782	(140)	42.9

(Note)	Ratio to net premiums written shows the ratio of balance to net premiums written (excluding premiums for earthquake insurance, compulsory automobile liability insurance and good result return of “Modo Rich”).

Ratio to net premiums written at the interim period is calculated by doubling net premiums paid.
2. Status of investment and other ordinary profit/losses
(Yen in hundred millions)

				Six months ended	Six months ended		Increase
				September 30, 2007	September 30, 2008	Change	ratio (%)
(+	)	Interest and dividends received	(1)	704	729	25	3.7
(-)		Transfer of investment income on deposit premiums	(2)	287	256	(31)	(10.9)
		Net interest and dividends received	(3)	416	473	57	13.7
(+	)	Gains/losses on sale of securities	(4)	99	101	1	1.9
(-)		Gains/losses on devaluation of securities	(5)	36	424	387	1,053.6
(+	)	Gains/losses on derivative transactions	(6)	(10)	97	107	—
(+	)	Other	(7)	(31)	(118)	(86)	—

		Total status of investment and other ordinary profit/losses	(8)	436	128	(307)	(70.5)

3. Ordinary profit, extraordinary profit/losses, interim net profit
(Yen in hundred millions)

				Six months ended	Six months ended		Growth Increase
				September 30, 2007	September 30, 2008	Change	ratio (%)
(+	)	Ordinary profit	(1)	410	352	(58)	(14.1)
(+	)	Extraordinary profit/losses	(2)	(24)	261	285	—
		(profit/losses concerning reserve for price fluctuation)	(3)	(15)	273	289	—
		Interim net profit before income taxes	(4)	386	613	227	58.8
(-)		Income taxes	(5)	105	105	(0)	(0.6)
		Interim net profit	(6)	280	508	227	81.2

[Overview of business results for major consolidated subsidiaries, etc.]
(Supplement: Mitsui Sumitomo Insurance Company, Limited, non-consolidated)
Interim Balance Sheets
(Yen in millions)

		As of March 31,
		2008
		(summarized balance sheets for
	As of September	the previous
	30, 2008	business year)

Assets
Cash deposits and savings	138,612	159,562
Call loans	26,100	39,900
Monetary claims bought	91,402	90,700
Money trusts	26,303	49,632
Investments in securities	4,797,959	5,275,291
Loans	807,358	777,105
Tangible fixed assets	247,421	254,282
Intangible fixed assets	3,538	3,544
Other assets	315,394	315,784
Customers’ liabilities under acceptances and guarantees	6,288	7,102
Bad debts reserve	(4,592)	(4,339)

Total assets	6,455,787	6,968,568

Liabilities
Underwriting funds	4,616,445	4,656,214
Outstanding claims	588,347	590,155
Underwriting reserve	4,028,098	4,066,058
Short-term bonds	—	29,983
Bonds	99,992	99,991
Other liabilities	250,490	239,663
Accrued income taxes, etc.	8,390	9,106
Liabilities under lease agreements	1,492	1,433
Other liabilities	240,608	229,123
Reserve for pension and retirement benefits	79,496	76,457
Reserve for pension and retirement benefits for officers and operating officers	2,461	2,598
Accrued bonuses for employees	8,220	11,104
Reserve under special laws	1,429	28,818
Reserve for price fluctuation	1,429	28,818
Deferred tax liabilities	88,318	207,567
Liabilities under acceptances and guarantees	6,288	7,102

Total liabilities	5,153,142	5,359,503

Net assets
Shareholders’ equity
Common stock	139,595	139,595
Capital surplus	93,107	93,107
Retained earnings	436,863	513,711
Total shareholders’ equity	669,567	746,414
Valuation and translation adjustments
Unrealized gains on investments, net of tax	633,231	862,121
Deferred hedge gains (losses), net of tax	(154)	528
Total valuation and translation adjustments	633,077	862,650

Total net assets	1,302,644	1,609,065

Total liabilities and net assets	6,455,787	6,968,568

(Reference: Mitsui Sumitomo Insurance Company, Limited)
Non-consolidated Statements of Income
(Yen in millions)

	Six months ended	Six months ended
	September 30, 2007	September 30, 2008
Items	Amount	Amount

Ordinary income	857,365	876,263
Underwriting income	798,978	799,935
Net premiums written	668,626	640,062
Deposit premiums from policyholders	101,448	94,411
Investment income on deposit premiums from policyholders	28,787	25,648
Reversal of outstanding claims	—	1,808
Reversal of underwriting reserve	—	37,960
Investment income	55,293	73,302
Interest and dividends received	70,420	72,990
Investment gains on money trusts	415	23
Gains on sale of securities	10,882	13,391
Transfer of investment income on deposit premiums from policyholders	(28,787)	(25,648)
Other ordinary income	3,093	3,025

Ordinary expenses	816,302	841,009
Underwriting expenses	703,242	672,606
Net claims paid	381,793	386,839
Loss adjustment expenses	34,959	37,906
Commission and collection expenses	106,739	106,869
Maturity refunds to policyholders	145,884	140,548
Provision for outstanding claims	15,577	—
Provision for underwriting reserve	18,116	—
Investment expenses	7,164	55,266
Investment losses on money trusts	43	1,504
Losses on sale of securities	965	3,284
Losses on devaluation of securities	3,681	42,470
Operating expenses and general and administrative expenses	104,871	111,325
Other ordinary expenses	1,023	1,811
Interest paid	439	721

Ordinary profit	41,062	35,253

Extraordinary income	840	28,348
Extraordinary losses	3,249	2,216

Income before income taxes	38,654	61,386
Income taxes — current	16,308	7,361
Refund of income taxes for prior periods	—	(7,307)
Income taxes — deferred	(5,742)	10,446

Net income	28,087	50,885

(Supplement: Mitsui Sumitomo Insurance Company, Limited, non-consolidated)
Status of Profit/losses on the Current Quarter (Interim Period)
(Yen in millions)

	Six months	Six months
	ended	ended
	September	September		Increase
Items	30, 2007	30, 2008	Change	ratio (%)

Direct premiums written (including deposit premiums from policyholders)	795,973	760,186	(35,786)	(4.5)
Direct premiums written	(694,524)	665,775	(28,748)	(4.1)
Ordinary profit/losses
Underwriting income	798,978	799,935	957	0.1
Net premiums written	668,626	640,062	(28,564)	(4.3)
Deposit premiums from policyholders	101,448	94,411	(7,037)	(6.9)
Underwriting expenses	703,242	672,606	(30,636)	(4.4)
Net claims paid	381,793	386,839	5,046	1.3
Loss adjustment expenses	34,959	37,906	2,947	8.4
Commission and collection expenses	106,739	106,869	130	0.1
Maturity refunds to policyholders	145,884	140,548	(5,335)	(3.7)
Investment income	55,293	73,302	18,009	32.6
Interest and dividends received	70,420	72,990	2,570	3.7
Gains on sale of securities	10,882	13,391	2,508	23.1
Investment expenses	7,164	55,266	48,102	671.4
Losses on sale of securities	965	3,284	2,318	240.2
Losses on devaluation of securities	3,681	42,470	38,789	1,053.6
Operating expenses and general and administrative expenses	104,871	111,325	6,453	6.2
Operating expenses and general and administrative expenses related to underwriting	98,330	104,956	6,626	6.7
Other ordinary profit/expenses	2,070	1,213	(856)	(41.4)
Ordinary profit	41,062	35,253	(5,808)	(14.1)
Underwriting profit/losses	(1,391)	23,498	24,890	—
Extraordinary profit/losses
Extraordinary profit	840	28,348	27,507	3,272.3
Extraordinary losses	3,249	2,216	(1,032)	(31.8)
Extraordinary profit/losses	(2,408)	26,132	28,540	—
Income before income taxes	38,654	61,386	22,731	58.8
Income taxes — current	16,308	7,361	(8,946)	(54.9)
Refund of income taxes for prior periods	—	(7,307)	(7,307)	—
Income taxes — deferred	(5,742)	10,446	16,189	—
Net income	28,087	50,885	22,797	81.2
Ratios
Net loss ratio	62.3%	66.4%
Net expense ratio	30.7%	33.1%

<Following figures exclude Good Result Return premiums of “Modo Rich”, proprietary automobile insurance product which contains a special clause related to premium adjustment and refund at maturity.>

Direct premiums written (including deposit premiums from policyholders)	793,867	762,600	(31,267)	(3.9)%
Direct premiums written	692,419	668,189	(24,229)	(3.5)%
Net premiums written	666,521	642,475	(24,045)	(3.6)%
Net loss ratio	62.5%	66.1%
Net expense ratio	30.8%	33.0%

(Note)	1.	Underwriting profit = Underwriting profit/losses — (Underwriting expenses + Operating expenses and general and administrative expenses related to underwriting) ±Other income/losses

	2.	Net loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums paid × 100

	3.	Net expense ratio = (Commission and collection expenses + Operating expenses and general and administrative expenses related to underwriting) / Net premiums paid × 100

Reference: Mitsui Sumitomo Insurance Co. (non-consolidated)
Premiums and Claims Paid by Line
Direct Premiums Written (Excluding Deposit Premiums from Policyholders)

	Six months ended September 30, 2007			Six months ended September 30, 2008
	Amount	Composition	y/y change (%)	Amount	Composition	y/y change (%)
Line of Business	(Yen in millions)	ratio(%)	(decrease)	(Yen in millions)	ratio (%)	(decrease)

Fire	108,471	15.6	3.4	107,138	16.1	(1.2)
Marine	44,055	6.3	10.4	43,944	6.6	(0.3)
Personal Accident	71,156	10.3	(4.5)	70,273	10.6	(1.2)
Voluntary Automobile	280,283	40.4	(0.7)	270,445	40.6	(3.5)
Compulsory Automobile Liability	89,728	12.9	0.9	75,973	11.4	(15.3)
Other	100,829	14.5	3.3	98,000	14.7	(2.8)

Total	694,524	100.0	0.9	665,775	100.0	(4.1)

(Deposit Premiums from Policyholders)	101,448		(19.7)	94,411		(6.9)

<Net direct premiums excluding Good Result Return premiums of the automobile insurance “Modo Rich”, which contains a special clause related to premium adjustment and refund at maturity>
Voluntary Automobile	278,177		(1.6)	272,859		(1.9)

Total	692,419		0.6	668,189		(3.5)

Net Premiums Written

	Six months ended September 30, 2007			Six months ended September 30, 2008
	Amount	Composition	y/y change (%)	Amount	Composition	y/y change (%)
Line of Business	(Yen in millions)	ratio (%)	(decrease)	(Yen in millions)	ratio (%)	(decrease)

Fire	88,425	13.2	3.9	87,380	13.7	(1.2)
Marine	36,869	5.5	7.8	35,492	5.5	(3.7)
Personal Accident	68,512	10.3	(4.7)	67,931	10.6	(0.8)
Voluntary Automobile	280,006	41.9	(0.8)	270,399	42.2	(3.4)
Compulsory Automobile Liability	97,181	14.5	(0.3)	82,959	13.0	(14.6)
Other	97,630	14.6	3.0	95,898	15.0	(1.8)

Total	668,626	100.0	0.4	640,062	100.0	(4.3)

<Net direct premiums excluding Good Result Return premiums of the automobile insurance “Modo Rich”, which contains a special clause related to premium adjustment and refund at maturity>
Voluntary Automobile	277,900		(1.7)	272,813		(1.8)

Total	666,521		0.0	642,475		(3.6)

Net Claims Paid

	Six months ended September 30, 2007			Six months ended September 30, 2008
	Amount	y/y change (%)	Net Loss	Amount	y/y change (%)	Net Loss
Line of Business	(Yen in millions)	(decrease)	ratio (%)	(Yen in millions)	(decrease)	ratio (%)

Fire	38,145	7.4	45.5	33,721	(11.6)	41.0
Marine	17,965	23.3	51.4	15,062	(16.2)	45.4
Personal Accident	31,750	7.6	51.8	33,850	6.6	56.9
Voluntary Automobile	171,821	(1.3)	68.3	171,158	(0.4)	71.2
Compulsory Automobile Liability	67,432	(1.0)	75.1	69,504	3.1	90.3
Other	54,677	8.2	59.2	63,541	16.2	69.6

Total	381,793	2.6	62.3	386,839	1.3	66.4

<Net direct premiums excluding Good Result Return premiums of the automobile insurance “Modo Rich”, which contains a special clause related to premium adjustment and refund at maturity>
Voluntary Automobile	171,821	(1.3)	68.8	171,158	(0.4)	70.6

Total	381,793	2.6	62.5	386,839	1.3	66.1

Note: Net loss ratio is calculated using the sum of net claims paid and loss adjustment expenses.

(Supplement: Mitsui Sumitomo Insurance Company, Limited, non-consolidated)
Solvency Margin Ratio
Japanese insurance companies calculate solvency margin ratio based on Japan’s Ministry of Finance (MOF) Notice No. 50, issued in 1996, and Articles 86 and 87 of the Enforcement Regulations of the Insurance Business Act of Japan.
Insurance companies provide reserves in case of claims, and must keep enough ability to pay for them even in the event of risks that exceed ordinary forecasts, such as large catastrophes or decline in value of assets.
The “solvency margin ratio” ((C) in the chart below) is calculated based on applicable laws such as Insurance Business Act, as an indicator to show “solvency of an insurance company to pay claims retained in the form of capital or reserves” (i.e. total solvency margin, (A) in the chart below) to “total risk” ((B) in the chart below) that stands for “risks that exceeds ordinary forecasts”.
Solvency margin ratio is an objective index which regulatory authorities utilizes to monitor insurance companies, and a ratio of 200% or higher is considered to indicate “adequate solvency to pay claims”.
(Yen in millions)

	Six months ended	Fiscal year ended
	September 30, 2008	March 31, 2008
(A) Total solvency margin	2,407,035	2,782,921
Shareholders’ equity	669,567	733,775
Price fluctuation reserve	1,429	28,818
Contingency reserve	1,405	720
Catastrophe reserve	557,170	569,121
Bad debt reserve	1,067	1,129
Unrealized gains/losses on other securities (before tax)	891,875	1,214,256
Unrealized gains/losses on real estate	84,157	62,849
Excess amount for maturity refunds	—	—
Debt funding instrument, etc.	—	—
Deductible items	21,002	89,096
Other	221,365	261,345
(B) Total risk	575,459	582,520
Ordinary insurance risks	79,067	79,138
Insurance risks regarding third-sector insurance	14	0
Assumed interest rate risks	6,796	6,802
Asset management risks	322,479	347,849
Business management risks	12,650	12,802
Catastrophe risks	224,169	206,344
(C) Solvency margin ratio	836.5%	955.4%

(Supplement: Mitsui Direct General Insurance Company, Limited, non-consolidated)
Interim Balance Sheets
(Yen in millions)

		As of March 31,
		2008
		(summarized
	As of	balance sheets
	September 30,	for the previous
	2008	business year)

Assets
Cash deposits and savings	3,227	3,009
Call loans	—	—
Monetary claims bought	—	—
Money trusts	—	—
Investments in securities	25,238	23,898
Loans	—	—
Tangible fixed assets	272	319
Intangible fixed assets	2,950	3,259
Other assets	3,625	4,293
Deferred tax assets	—	—
Customers’ liabilities under acceptances and guarantees	—	—
Bad debts reserve	(1)	(0)

Total assets	35,313	34,780

Liabilities
Underwriting funds:	27,242	25,484
Outstanding claims	10,465	8,565
Underwriting reserve	16,777	16,919
Short-term bonds	—	—
Bonds	—	—
Other liabilities	758	1,228
Accrued income taxes, etc.	83	95
Liabilities under lease agreements	—	—
Other liabilities	675	1,133
Reserve for pension and retirement benefits	—	—
Reserve for pension and retirement benefits for officers and operating officers	—	—
Accrued bonuses for employees	148	194
Reserve under special laws	6	5
Reserve for price fluctuation	6	5
Deferred tax liabilities	6	34
Liabilities under acceptances and guarantees	—	—

Total liabilities	28,162	26,947

Net assets
Shareholders’ equity:
Common stock	30,000	30,000
Capital surplus	—	—
Retained earnings	(22,860)	(22,228)
Treasury stock	—	—
Total shareholders’ equity	7,139	7,771
Valuation and translation adjustments:
Unrealized gains on investments, net of tax	10	60
Deferred hedge gains (losses), net of tax	—	—
Total valuation and translation adjustments	10	60

Total net assets	7,150	7,832

Total liabilities and net assets	35,313	34,780

(Reference: Mitsui Direct General Insurance Co., Ltd.)
Non-consolidated Statements of Income
(Yen in millions)

	Six months ended	Six months ended
	September 30, 2007	September 30, 2008
Items	Amount	Amount

Ordinary income	12,765	14,320
Underwriting income	12,680	14,230
Net premiums written	12,675	14,080
Deposit premiums from policyholders	—	—
Investment income on deposit premiums from policyholders	5	7
Reversal of underwriting reserve	—	141
Investment income	83	89
Interest and dividends received	89	94
Investment gains on money trusts	—	—
Gains on sale of securities	—	2
Transfer of investment income on deposit premiums from policyholders	(5)	(7)
Other ordinary income	1	1

Ordinary expenses	13,674	14,942
Underwriting expenses	10,039	11,045
Net claims paid	6,707	7,992
Loss adjustment expenses	903	1,023
Commission and collection expenses	108	130
Maturity refunds to policyholders	—	—
Provision for outstanding claims	1,244	1,899
Provision for underwriting reserve	1,076	—
Investment expenses	—	—
Investment losses on money trusts	—	—
Losses on sale of securities	—	—
Losses on devaluation of securities	—	—
Operating expenses and general and administrative expenses	3,614	3,882
Other ordinary expenses	20	14
Interest paid	—	—

Ordinary losses	908	621

Extraordinary income	—	—
Extraordinary losses	5	3

Losses before income taxes	914	624
Income taxes — current	12	6
Income taxes — deferred	—	—

Net losses	926	631

(Supplement: Mitsui Direct General Insurance Company, Limited, non-consolidated)
Status of Profit/Losses on the Current Quarter (Interim Period)
(Yen in millions)

	Six months	Six months
	ended	ended
	September	September		Increase
Items	30, 2007	30, 2008	Change	ratio (%)

Direct premiums written (including deposit premiums from policyholders)	12,589	14,001	1,412	11.2%
Direct premiums written	12,589	14,001	1,412	11.2%
Ordinary profit/losses
Underwriting income	12,680	14,230	1,549	12.2
Net premiums written	12,675	14,080	1,405	11.1
Deposit premiums from policyholders	—	—	—	—
Underwriting expenses	10,039	11,045	1,006	10.0
Net claims paid	6,707	7,992	1,284	19.2
Loss adjustment expenses	903	1,023	120	13.3
Commission and collection expenses	108	130	22	20.5
Maturity refunds to policyholders	—	—	—	—
Investment income	83	89	5	6.9
Interest and dividends received	89	94	5	6.4
Gains on sale of securities	—	2	2	—
Investment expenses	—	—	—	—
Losses on sale of securities	—	—	—	—
Losses on devaluation of securities	—	—	—	—
Operating expenses and general and administrative expenses	3,614	3,882	267	7.4
Operating expenses and general and administrative expenses related to underwriting	3,614	3,877	262	7.3
Other ordinary income/expenses	(18)	(13)	5	—
Ordinary profit/losses	(908)	(621)	286	—
Underwriting profit/losses	(973)	(692)	280	—
Extraordinary profit/losses
Extraordinary profit	—	—	—	—
Extraordinary losses	5	3	(2)	(41.7)
Extraordinary profit/losses	(5)	(3)	2	—
Income before income taxes	(914)	(624)	289	—
Income taxes — current	12	6	(5)	(42.8)
Income taxes — deferred	—	—	—	—
Net income	(926)	(631)	294	—
Ratios
Net loss ratio	60.0%	64.0%
Net expense ratio	29.4	28.5

(Note)	1.	Underwriting profit = Underwriting profit/losses - (Underwriting expenses + Operating expenses and general and administrative expenses related to underwriting) ±Other income/losses

	2.	Net loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums paid × 100

	3.	Net expense ratio = (Commission and collection expenses + Operating expenses and general and administrative expenses related to underwriting) / Net premiums paid × 100

Reference: Mitsui Direct General Insurance Co., Ltd. (Non-Consolidated)
Premiums and Claims Paid by Line
Direct Premiums Written (Excluding Deposit Premiums from Policyholders)

	Six months ended September 30, 2007			Six months ended September 30, 2008
	Amount	Composition	y/y change (%)	Amount	Composition	y/y change (%)
Line of Business	(Yen in millions)	ratio (%)	(decrease)	(Yen in millions)	ratio (%)	(decrease)
Fire	—	—	—	—	—	—
Marine	—	—	—	—	—	—
Personal Accident	11	0.1	—	36	0.3	227.1
Voluntary Automobile	12,577	99.9	18.6	13,965	99.7	11.0
Compulsory Automobile Liability	—	—	—	—	—	—
Other	—	—	—	—	—	—

Total	12,589	100.0	18.7	14,001	100.0	11.2

(Deposit Premiums from Policyholders)	—	—	—	—	—	—

Net Premiums Written

	Six months ended September 30, 2007			Six months ended September 30, 2008
	Amount	Composition	y/y change (%)	Amount	Composition	y/y change (%)
Line of Business	(Yen in millions)	ratio (%)	(decrease)	(Yen in millions)	ratio (%)	(decrease)
Fire	—	—	—	—	—	—
Marine	—	—	—	—	—	—
Personal Accident	11	0.1	—	36	0.2	227.1
Voluntary Automobile	12,550	99.0	18.5	13,921	98.9	10.9
Compulsory Automobile Liability	113	0.9	13.4	122	0.9	8.1
Other	—	—	—	—	—	—

Total	12,675	100.0	18.5	14,080	100.0	11.1

Net Claims Paid

	Six months ended September 30, 2007			Six months ended September 30, 2008
	Amount	y/y change (%)	Net Loss	Amount	y/y change (%)	Net Loss
Line of Business	(Yen in millions)	(decrease)	ratio (%)	(Yen in millions)	(decrease)	ratio (%)
Fire	—	—	—	—	—	—
Marine	—	—	—	—	—	—
Personal Accident	9	—	181.2	13	48.0	46.1
Voluntary Automobile	6,623	20.8	59.9	7,890	19.1	64.0
Compulsory Automobile Liability	75	20.3	66.1	87	16.9	71.6
Other	—	—	—	—	—	—

Total	6,707	20.9	60.0	7,992	19.2	64.0

(Note) Net loss ratio is calculated using the sum of net claims paid and loss adjustment expenses.

(Supplement: Mitsui Direct General Insurance Company, Limited, non-consolidated)
Solvency Margin Ratio
(Yen in millions)

	Six months ended	Fiscal year ended
	September 30, 2008	March 31, 2008
(A) Total solvency margin	7,599	8,797
Shareholders’ equity	7,127	7,747
Price fluctuation reserve	6	5
Contingency reserve	0	0
Catastrophe reserve	449	958
Bad debt reserve	0	—
Unrealized gains/losses on other securities (before tax)	15	85
Unrealized gains/losses on real estate	—	—
Excess amount of reserve for maturity refunds	—	—
Debt funding instrument, etc.	—	—
Deductible items	—	—
Other	—	—
(B) Total risk	2,552	2,265
Ordinary insurance risks	2168	1,939
Insurance risks regarding third-sector insurance	—	—
Assumed interest rate risks	0	0
Asset management risks	156	144
Business management risks	78	70
Catastrophe risks	300	250
(C) Solvency margin ratio	595.4%	776.8%

(Supplement: Mitsui Sumitomo Kirameki Life Insurance Company, Limited, non-consolidated)
Interim Balance Sheets
(Yen in millions)

		As of March 31,
		2008
		(summarized
	As of	balance sheets
	September 30,	for the previous
	2008	business year)

Assets
Cash deposits and savings	11,394	11,706
Investments in securities	978,762	944,609
Loans	26,727	24,587
Tangible fixed assets	598	631
Due from agencies	36	39
Due from reinsurers	208	299
Other assets	16,916	17,737
Deferred tax assets	2,286	252
Bad debts reserve	(85)	(100)

Total assets	1,036,845	999,763

Liabilities
Underwriting funds:	976,920	935,069
Outstanding claims	11,171	10,226
Underwriting reserve	963,751	922,547
Reserve for policyholder dividends	1,996	2,295
Due to agencies	1,874	1,782
Due to reinsurers	135	134
Other liabilities	2,704	3,799
Accrued income taxes, etc.	10	423
Liabilities under lease agreements	5	—
Other liabilities	2,689	3,375
Reserve for pension and retirement benefits	292	246
Reserve for pension and retirement benefits for officers and operating officers	102	107
Reserve under special laws	1,246	1,137
Reserve for price fluctuation	1,246	1,137

Total liabilities	983,277	942,278

Net assets
Shareholders’ equity:
Common stock	35,500	35,500
Capital surplus	13,214	13,214
Retained earnings	300	288
Total shareholders’ equity	49,015	49,003
Valuation and translation adjustments:
Unrealized gains on investments, net of tax	4,552	8,482
Total valuation and translation adjustments	4,552	8,482

Total net assets	53,567	57,485

Total liabilities and net assets	1,036,845	999,763

(Reference: Mitsui Sumitomo Kirameki Life Insurance Company, Limited)
Non-consolidated Statements of Income
(Yen in millions)

	Six months ended	Six months ended
	September 30, 2007	September 30, 2008
Items	Amount	Amount

Ordinary income	116,050	117,838
Insurance premiums and other	107,170	108,748
Insurance premiums	107,139	108,467
Investment income	7,980	8,909
Interest and dividends received	7,909	8,903
Gains on sale of securities	71	5
Other ordinary income	899	180

Ordinary expenses	114,524	116,559
Insurance claims and other	44,478	55,646
Insurance claims	11,880	13,312
Annuity payments	369	743
Benefits	2,262	2,527
Surrender benefits	29,192	38,304
Other refunds	469	454
Provision for underwriting reserve and other	52,382	42,149
Provision for outstanding claims	—	945
Provision for underwriting reserve	52,382	41,204
Provision of interest portion of reserve for dividends to policyholders	0	0
Investment expenses	10	46
Interest paid	4	1
Losses on sale of securities	—	44
Operating expenses	16,511	17,449
Other ordinary expenses	1,142	1,266

Ordinary profit	1,525	1,279

Extraordinary income	—	14
Extraordinary losses	98	111

Provision for reserve for dividends to policyholders	1,317	1,040
Income before income taxes	109	141
Income taxes — current	(24)	(61)
Income taxes — deferred	117	190

Net income	16	11

Reference: Mitsui Sumitomo Kirameki Life Insurance Co., Ltd. (Non-Consolidated)
Results for the Six Months Ended September 30, 2008
Amount of In-Force and New Policies
(1) Amount of In-Force Policies

	As of September 30, 2008		As of March 31, 2008
	No. of policies (thousand)	Amount (Yen in millions)	No. of policies (thousand)	Amount (Yen in millions)
Individual Insurance	964	8,567,688	920	8,297,141
Individual Annuities	65	321,512	65	319,339
Group Insurance	—	2,492,883	—	2,488,971
Group Annuities	—	—	—	—

(Note)	The amount in individual annuities is the sum of the funds to be held at the time annuity payments are to commence for an annuity for which payments have not yet commenced, and the amount of policy reserve for an annuity for which payments have commenced.
(2) Amount of New Policies

	Six months ended September 30, 2007				Six months ended September 30, 2008
	No. of policies (thousand)	Amount (Yen in millions)	New policies (Yen in millions)	Net increase by conversion (Yen in millions)	No. of policies (thousand)	Amount (Yen in millions)	New policies (Yen in millions)	Net increase by conversion (Yen in millions)
Individual Insurance	70	733,781	733,781	—	84	822,829	822,829	—
Individual Annuities	3	21,771	21,771	—	2	18,163	18,163	—
Group Insurance	—	39,331	39,331	—	—	17,973	17,973	—
Group Annuities	—	—	—	—	—	—	—	—

(Note)	The amount of individual annuities is the funds to be held at the time annuity payments are to commence.
Annualized Premiums

(1) Amount of In-Force Policies	(Yen in millions)

	As of September 30, 2008	As of March 31, 2008
Individual Insurance	178,428	177,420
Individual Annuities	19,038	19,038

Total	197,466	196,458

(Medical coverage, living benefits, etc.)	(26,996)	(25,142)

(2) Amount of New Policies	(Yen in millions)

	Six months	Six months
	ended September 30, 2007	ended September 30, 2008
Individual Insurance	12,217	13,068
Individual Annuities	1,106	933

Total	13,324	14,002

(Medical coverage, living benefits, etc.)	2,553	2,941

(Note)	1.	An annualized premium is the annual total of premiums that is obtained by multiplying the amount of a single payment with the number of payments per year in accordance with the premium payment method. An annualized premium for a single-payment policy is the premium divided by the number of years of coverage.

	2.	“Medical coverage, living benefits, etc.” shows the portion of annualized premiums that corresponds to medical coverage benefits (for hospitalization, surgeries, etc.), living benefits (for specified diseases, nursing care, etc.), and premium waiver benefits (excluding those for disability, but including those for specified diseases, nursing care, etc.)

(Supplement: Mitsui Sumitomo Kirameki Life Insurance Company, Limited, non-consolidated)
Key Items
(Yen in millions)

	Six months ended	Six months ended
	September 30, 2007	September 30, 2008	Change
Insurance premiums and other	107,170	108,748	1,578
Investment income	7,980	8,909	928
Insurance claims and other	44,478	55,646	11,168
Investment expenses	10	46	36
Total Assets
(Yen in millions)

	As of September 30, 2008	As of March 31, 2008

Total assets	1,036,845	999,763
Solvency Margin Ratio
(Yen in millions)

	Six months ended	Fiscal year ended
	September 30, 2008	March 31, 2008

(A) Total solvency margin	105,018	109,255
Shareholders’ equity	47,924	49,003
Price fluctuation reserve	1,246	1,137
Contingency reserve	8,914	8,605
Bad debt reserve	17	36
Unrealized gains/losses on other securities × 90%	6,417	11,956
Unrealized gains/losses on real estate × 85%	—	—
Excess amount of policy reserve based on Zillmer method	39,236	37,261
Brought in capital, etc.	—	—
Debt funding instrument, etc.	—	—
Deductible items	—	—
Other	1,261	1,254
(B) Total risk	10,677	10,287
Insurance risks	6,141	5,984
Insurance risks regarding third-sector insurance	1,444	1,328
Assumed interest rate risks	665	665
Asset management risks	6,425	6,161
Business management risks	293	282
Minimum guarantee risks	—	—
(C) Solvency margin ratio	1,967.0%	2,124.0%

(Supplement: Mitsui Sumitomo MetLife Insurance Co., Ltd., non-consolidated)
Interim Balance Sheets
(Yen in millions)

		As of March 31,
		2008
		(summarized
		balance sheets
	As of September	for the previous
	30, 2008	business year)
Assets
Cash deposits and savings	35,173	29,162
Money Trusts	201,852	169,949
Investments in securities	2,307,758	2,282,161
Loans	404	370
Tangible fixed assets	790	480
Intangible fixed assets	3	—
Other assets	34,885	41,830
Deferred tax assets	24,852	19,146

Total assets	2,605,721	2,543,102

Liabilities
Underwriting funds:	2,579,495	2,509,690
Outstanding claims	7,446	6,139
Underwriting reserve	2,572,048	2,503,550
Due to agencies	3,413	4,019
Due to reinsurers	1,531	1,610
Other liabilities	15,704	12,428
Accrued income taxes, etc.	3	3
Liabilities under lease agreements	28	—
Other liabilities	15,672	12,425
Reserve under special laws	432	334
Reserve for price fluctuation	432	334

Total liabilities	2,600,577	2,528,083

Net assets
Shareholders’ equity:
Common stock	30,860	30,860
Capital surplus	14,535	14,535
Retained earnings	(40,250)	(30,379)
Total shareholders’ equity	5,144	15,015
Valuation and translation adjustments:
Unrealized gains on investments, net of tax	(0)	3
Total valuation and translation adjustments	(0)	3

Total net assets	5,143	15,018

Total liabilities and net assets	2,605,721	2,543,102

(Reference: Mitsui Sumitomo MetLife Insurance Co., Ltd.)
Non-consolidated Statements of Income
(Yen in millions)

	Six months ended	Six months ended
	September 30, 2007	September 30, 2008
Items	Amount	Amount

Ordinary income	375,682	324,675
Insurance premiums and other	347,398	321,394
Insurance premiums	347,370	320,542
Investment income	25,816	20
Interest and dividends received	9	20
Investment gains on money trusts	2,932	—
Gains on separate accounts	22,873	—
Other ordinary income	2,467	3,260

Ordinary expenses	384,266	339,832
Insurance claims and other	52,219	65,613
Insurance claims	11,209	14,525
Annuity payments	2,861	8,191
Benefits	348	8,389
Surrender benefits	29,294	24,198
Other refunds	1,183	1,124
Provision for underwriting reserve and other	300,618	69,805
Provision for outstanding claims	1,264	1,307
Provision for underwriting reserve	299,354	68,498
Investment expenses	95	173,224
Interest paid	30	38
Investment losses on money trusts	—	8,316
Losses on separate accounts	—	164,620
Operating expenses	25,849	25,780
Other ordinary expenses	5,483	5,407
Amortization of deferred assets under Article 113 of Insurance Business Act	4,247	4,247

Ordinary losses	8,584	15,157

Extraordinary income	0	—
Extraordinary losses	97	412

Losses before income taxes	8,681	15,569
Income taxes — current	1	3
Income taxes — deferred	(3,486)	(5,702)

Net losses	5,197	9,870

Reference: Mitsui Sumitomo MetLife Insurance Co., Ltd. (Non-Consolidated)
Results for the Six Months Ended September 30, 2008
Amount of In-Force and New Policies
(1) Amount of In-Force Policies

	As of September 30, 2008		As of March 31, 2008
	No. of policies	Amount	No. of policies	Amount
	(thousand)	(Yen in millions)	(thousand)	(Yen in millions)
Individual Insurance	5	67,765	4	53,902
Individual Annuities	301	2,546,468	270	2,473,969
Group Insurance	—	—	—	—
Group Annuities	—	—	—	—

(Note)	The amount in individual annuities is the sum of the funds to be held at the time annuity payments are to commence (or, insurance premium reserve, in the case of an individual variable annuity) for an annuity for which payments have not yet commenced, and the amount of policy reserve for an annuity for which payments have commenced.
(2) Amount of New Policies

	Six months ended September 30, 2007				Six months ended September 30, 2008
Net increase
	No. of	Amount	New policies	Net increase	No. of	Amount	New policies	by conversion
	policies	(Yen in	(Yen in	by conversion	policies	(Yen in	(Yen in	(Yen in
	(thousand)	millions)	millions)	(Yen in millions)	(thousand)	millions)	millions)	millions)
Individual Insurance	1	16,779	16,779	—	1	14,026	14,026	—
Individual Annuities	32	297,311	297,311	—	35	293,227	293,227	—
Group Insurance	—	—	—	—	—	—	—	—
Group Annuities	—	—	—	—	—	—	—	—

(Note)	The amount of individual annuities is the funds to be held at the time annuity payments are to commence (or, insurance premium reserve at the time of enrollment, in the case of an individual variable annuity).
Annualized Premiums
(1) Amount of In-Force Policies
(Yen in millions)

	As of September 30, 2008	As of March 31, 2008
Individual Insurance	6,070	4,803
Individual Annuities	542,863	510,773

Total	548,933	515,577

(Medical coverage, living benefits, etc.)	108	120
(2) Amount of New Policies
(Yen in millions)

	Six months	Six months
	ended September 30, 2007	ended September 30, 2008
Individual Insurance	1,519	1,274
Individual Annuities	168,806	172,261

Total	170,326	173,536

(Medical coverage, living benefits, etc.)	4	1

(Note)	1.	An annualized premium is the annual total of premiums that is obtained by multiplying the amount of a single payment with the number of payments per year in accordance with the premium payment method. An annualized premium for a single-payment policy is the premium divided by the number of years of coverage.

	2.	“Medical coverage, living benefits, etc.” shows the portion of annualized premiums that corresponds to medical coverage benefits (for hospitalization, surgeries, etc.), living benefits (for specified diseases, nursing care, etc.), and premium waiver benefits (excluding those for disability, but including those for specified diseases, nursing care, etc.)

(Supplement: Mitsui Sumitomo MetLife Insurance Co., Ltd., non-consolidated)
Key Items
(Yen in millions)

	Six months ended	Six months ended
	September 30, 2007	September 30, 2008	Change
Insurance premiums and other	347,398	321,394	(26,003)
Investment income	25,816	20	(25,796)
Insurance claims and other	52,219	65,613	13,394
Investment expenses	95	173,224	173,129
Total Assets
(Yen in millions)

	As of September 30, 2008	As of March 31, 2008
Total assets	2,605,721	2,543,102
Balance of assets in the separate account	2,313,647	2,290,959
Solvency Margin Ratio
(Yen in millions)

	Six months ended	Fiscal year ended
	September 30, 2008	March 31, 2008
(A) Total solvency margin	125,454	131,755
Shareholders’ equity	(24,584)	(18,961)
Price fluctuation reserve	432	334
Contingency reserve	31,039	28,571
Bad debt reserve	—	—
Unrealized gains/losses on other securities × 90% (100 % if losses)	(0)	5
Unrealized gains/losses on real estate ×85% (100% if losses)	—	—
Excess amount of policy reserve based on Zillmer method	116,568	118,805
Debt funding instrument, etc.	2,000	3,000
Deductible items	—	—
Other	—	—
(B) Total risk	28,544	18,837
Insurance risks	4	2
Insurance risks regarding third-sector insurance	21	20
Assumed interest rate risks	2,183	1,517
Asset management risks	5,814	3,934
Business management risks	832	549
Minimum guarantee risks	19,714	12,836
(C) Solvency margin ratio	878.9%	1,398.8%

Supplementary Information
Mitsui Sumitomo Insurance (Non-consolidated)
1-(1) Details of Underwriting Reserves
Yen in hundred millions)

		As of September 30, 2008
				Reserve for
				maturity refunds
		Total	Regular	and dividends to	Catastrophe
		underwriting reserve	reserve	policyholders	loss reserve	Reserve II, IV
Fire	Balance	10,597	5,544	3,119	1,930	3
	Change	68	51	(62)	78	1
Marine	Balance	900	309	—	591	—
	Change	(2)	(16)	—	13	—
Personal accident	Balance	18,764	981	16,919	853	9
	Change	(95)	58	(166)	8	5
Voluntary automobile	Balance	2,004	1,687	126	191	0
	Change	(321)	(18)	(24)	(278)	0
Compulsory automobile liability insurance	Balance	3,574	3,574	0	0	—
	Change	(20)	(20)	0	0	—
Others	Balance	4,438	2,337	883	1,216	0
	Change	(7)	(10)	(35)	38	0

Total	Balance	40,280	14,435	21,049	4,782	14
	Change	(379)	42	(289)	(140)	6
	Long term assets		—	20,901	—	—

(Note)	1.	Reserves for earthquake insurance and compulsory automobile liability insurance are included in regular reserve column.
	2.	Long-term assets is the reserve for maturity refunds and dividends to policyholders for savings-type insurance.
1-(2)Catastrophe Loss Reserve
(Yen in hundred millions)

	As of September 30, 2007				As of September 30, 2008
	Reversal	Provision	Balance	Reserve Ratio	Reversal	Provision	Balance	Reserve Ratio
				%				%
Fire	—	79	1,772	102.3	—	78	1,930	112.6
Marine	—	14	562	76.3	—	13	591	83.3
Personal accident	—	20	866	63.2	12	20	853	62.8
Voluntary automobile	348	236	367	6.6	366	87	191	3.5
Other	3	50	1,150	58.9	10	48	1,216	63.4

Total	351	401	4,719	41.6	389	249	4,782	42.9

(Note)	“Reserve ratio” shows a ratio of balance to twice of net premiums written (excluding earthquake insurance, compulsory automobile liability insurance, “Modo Rich” funds).

Mitsui Sumitomo Insurance (Non-consolidated)
2- (1)Status of Outstanding Claims
(Yen in hundred millions)

	As of September 30, 2007			As of September 30, 2008
	Balance	Change	IBNR	Balance	Change*	IBNR
Fire	567	31	(19)	516	33	8
Marine	332	(5)	(13)	295	2	6
Personal accident	450	15	5	486	16	9
Voluntary automobile	2,768	119	56	2,764	19	56
Compulsory automobile Liability Insurance	478	(17)	—	484	(13)	—
Others	1,550	13	(46)	1,336	(76)	14

Total	6,147	155	(16)	5,883	(18)	95

2- (2)Incurred Loss and Earned-Incurred Loss Ratio
(Yen in hundred millions)

	Six months ended September 30, 2007		Six months ended September 30, 2008
		Earned-incurred			Earned-incurred
	Incurred loss	loss ratio*	Incurred loss	Change	loss ratio*	Change
		%			%	%
Fire	433	54.4	391	(41)	47.4	(7.0)
Marine	184	49.4	163	(20)	45.1	(4.3)
Personal accident	369	59.8	402	32	64.9	5.1
Voluntary automobile	2,032	72.5	1,944	(88)	70.8	(1.7)
Others	591	60.4	591	(0)	62.5	2.1

Total	3,611	64.9	3,493	(118)	63.5	(1.4)

(Note)	Earned and incurred loss ration is determined as follows:

•	Excludes earthquake insurance, compulsory automobile liability insurance, and “Modo Rich” funds.

•	Incurred loss = (net paid loss + loss adjustment expense + change in outstanding claims)

•	Earned (elapsed) premiums is adjusted for prepaid premiums, reserves for insurance due.

•	Earned-incurred loss ratio = incurred loss/ earned premium

Mitsui Sumitomo Insurance (Non-consolidated)
3-(1)Interest and Dividend Income and Yield
(Yen in hundred millions)

	Six months ended			Six months ended
	September 30, 2007	FY2007 (ended March 31, 2008)		September 30, 2008
	Interest and	Interest and	Income yield	Interest and
Type of asset	dividend income	dividend income	(%)	dividend income
Deposits, short-term assets	32	69	2.70	35
Money trusts	5	12	2.23	5
Securities	560	1,255	3.19	577
Bonds	148	298	1.72	150
Stocks	241	441	4.73	262
Foreign securities	166	463	3.98	162
Other securities	3	51	5.04	2
Loans	72	147	1.93	76
Land and buildings	34	66	3.13	34

Total investment Assets	706	1,551	2.97	730

(Note)	“Interest and dividend income” includes part of gain/loss on money trust that corresponds to interest/dividend income.
3-(2)Gain/Loss on Sale of Securities

Six months ended September 30, 2008	(Yen in hundred millions)

	Gain	Loss	Total
Bonds	2	10	(8)
Stocks	99	0	98
Foreign securities	32	21	11
Other securities	—	—	—

Total	133	32	101

Gain/loss on Money trusts
(Unit: ¥100 million)

	Gain	Loss	Total
Money trusts	0	15	(14)

Mitsui Sumitomo Insurance (Non-consolidated)
4-(1) Devaluation of Securities

As of September 30, 2008	(Yen in hundred millions)

		Securities that have
		fair value	Securities that
	Total	(When fair value is below book value)	have no fair value
Bonds	—	—	—
Stocks	60	46	13
Foreign securities	241	124	116
Other securities	122	122	—

Total	424	294	130

(Note)	Accounting policy for devaluation of stocks with fair value is to devalue stocks whose fair value is more than 30% below book value.
4-(2) Self Assessment of Assets

As of September 30, 2008	(Yen in hundred millions)

	Non-	Categorized asset
	categorized	Category II	Category III	Category IV	Categorized
	(Normal)	(Close watch)	(High risk)	(Bankrupt)	asset total	Total
Loans	7,901	165	3	3	171	8,073
Securities	47,212	766	—	424	1,191	48,404
Other assets	8,435	45	2	28	76	8,512

Total	63,550	976	6	456	1,439	64,990

(Note)	1.	“Total” shows the balance before direct depreciation (including devaluation of securities and fixed assets losses).

	2.	The amount of direct depreciation based on self-assessment is ¥43.2 billion.

Mitsui Sumitomo Insurance (Non-consolidated)
5-(1) Investment Assets
(Yen in hundred millions)

	As of March 31, 2008		As of September 30, 2008
	Balance	Percentage	Balance	Percentage
Deposits, others	3,393	5.1%	2,818	4.6%
Securities	52,752	79.7%	47,979	78.5%
Bonds	17,215	26.0%	17,267	28.2%
Stocks	22,447	33.9%	18,515	30.3%
Foreign securities	12,135	18.3%	11,354	18.6%
Other securities	954	1.5%	841	1.4%
Loans	7,771	11.7%	8,073	13.2%
Land and Buildings	2,324	3.5%	2,273	3.7%

Total Investment assets	66,241	100.0%	61,145	100.0%

5-(2) Domestic Bonds by Type
(Yen in hundred millions)

	As of March 31, 2008		As of September 30, 2008
	Balance	Percentage	Balance	Percentage
Government bonds	3,059	17.8%	3,140	18.2%
Municipal bonds	1,504	8.7%	1,548	9.0%
Corporate bonds	12,651	73.5%	12,579	72.8%
Public sector	4,044	23.5%	3,956	22.9%
Financial institutions	5	0.0%	5	0.0%
Corporations	8,602	50.0%	8,617	49.9%

Total domestic bonds	17,215	100.0%	17,267	100.0%

5-(3) Stock Holdings by Industry
(Yen in hundred millions)

	As of March 31, 2008		As of September 30, 2008
Industry	Balance	Percentage	Balance	Percentage
Transportation equipments	5,746	25.6%	5,125	27.7%
Chemicals	2,052	9.2%	1,814	9.8%
Trade	2,375	10.6%	1,809	9.8%
Financial business	2,849	12.7%	1,793	9.7%
Electric appliances	2,271	10.1%	1,784	9.6%
Land freight	995	4.4%	945	5.1%
Other manufacturing	944	4.2%	794	4.3%
Marine freight transportation	876	3.9%	620	3.3%
Machinery	771	3.4%	572	3.1%
Real estate	431	1.9%	445	2.4%
Other	3,132	14.0%	2,810	15.2%

Total	22,447	100.0%	18,515	100.0%

(Note)	1.	Industry types correspond to types on the stock exchange.

	2.	“Chemicals” includes pharmaceuticals. “ Land freight” includes air freight.

		“Trade” includes wholesale and retail trade. “Financial business” includes banking, insurance, and other financial institutions.

Mitsui Sumitomo Insurance (Non-consolidated)
6-(1) Result Forecast for Fiscal Year 2008
(Yen in hundred millions)

	FY 2007 Results	FY 2008 Forecast
Direct premiums written (excluding deposit premiums from policyholders)	13,475	13,150
Growth rate	(1.5)%	(2.4)%
Net premiums written	13,068	12,560
Growth rate	(1.3)%	(3.9)%
Loss ratio	65.1%	67.7%
Expense ratio	31.8%	34.2%
Combined ratio	96.9%	101.9%
Underwriting profit	(196)	145
Net interest and dividend income	957	859
Ordinary profit	550	550
Net income	383	660

(Note)	All amounts and rates are shown by the base of excluding Good Result Return premiums of the Company’s unique automobile insurance product “Modo Rich”.
(FYI: Excluding Compulsory Automotive Liability Insurance)

	FY 2007 Results	FY 2008 Forecast
Change in net premiums written	(1.5)%	(0.9)%
Loss ratio	63.1%	63.2%
Expense ratio	34.3%	35.7%
Combined ratio	97.4%	98.9%
6-(2) Forecast for Fiscal Year 2008 by line
(Yen in hundred millions)

	Net premiums written		Loss ratio
		Growth rate		Difference

Fire	1,784	1.2%	42.7%	(4.4)%
Marine	701	(3.6)%	48.0%	(2.6)%
Personal accident	1,276	(2.4)%	61.8%	3.7%
Voluntary automobile	5,470	(0.8)%	72.3%	0.9%
Compulsory automobile liability	1,498	(21.6)%	100.7%	23.5%
Other	1,831	(0.8)%	62.8%	0.8%

Total	12,560	(3.9)%	67.7%	2.6%

Mitsui Sumitomo Insurance Company, Limited, non-consolidated
(Answer to common questions from the press)
Supplementary information to interim financial statements as of September 30, 2008
(Yen in hundred millions)

			Six months ended September 30, 2008
					Change from
	Six months			Change from	six months
	ended	Fiscal year		fiscal year	ended
	September 30,	ended March		ended March	September 30,
	2007	31, 2008		31, 2008	2007
(1) Net premiums written	6,665	13,068	6,424	—	(240)
Increase ratio (%)	0.0	(1.3)	(3.6)	(2.3)	(3.6)
(2) Total assets	77,819	69,685	64,557	(5,127)	(13,262)
(3) Loss ratio (%)	62.5	65.1	66.1	1.0	3.6
(4) Expense ratio (%)	30.8	31.8	33.0	1.2	2.2
(5) Combined ratio (%)	93.3	96.9	99.1	2.2	5.8
Underwriting balance ratio (%)	6.7	3.1	0.9	(2.2)	(5.8)
(6) Automobile
-Net premiums written	2,779	5,513	2,728	—	(50)
Increase ratio (%)	(1.7)	(2.1)	(1.8)	0.3	(0.1)
- Underwriting balance ratio (%)	(0.1)	(3.5)	(4.0)	(0.5)	(3.9)
- Loss ratio (%)	68.8	71.4	70.6	(0.8)	1.8
- Expense ratio (%)	31.3	32.1	33.4	1.3	2.1
(7) Fire
- Net premiums written	884	1,762	873	—	(10)
Increase ratio (%)	3.9	(1.5)	(1.2)	(0.3)	(5.1)
- Underwriting balance ratio (%)	13.0	8.6	15.0	6.4	2.0
- Loss ratio (%)	45.5	47.1	41.0	(6.1)	(4.5)
- Expense ratio (%)	41.5	44.3	44.0	(0.3)	2.5
(8) Number of employees	14,191	14,421	14,940	519	749
(9) Number of agents	50,345	47,294	43,790	(3,504)	(6,555)

(Note)	1.	Net premiums written and other ratios are calculated excluding Good Result Return premiums of “Modo Rich (proprietary automobile insurance product which contains a special clause related to premium adjustment and refund at maturity)”.

	2.	Loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums written × 100

	3.	Expense ratio = (Commissions and collection expenses + Operating expenses and general and administrative expenses related to underwriting) /Net premiums written × 100

	4.	Combined ratio = Loss ratio + Expense ratio

	5.	Underwriting balance ratio = 100 — Combined ratio

	6.	Items shown with % within “Change from fiscal year ended March 31, 2008” and “Change from six months ended September 30, 2007” column, shows amount of balance compared to the fiscal year and the six months, respectively.
<Reference>Consolidated indices
(Yen in hundred millions)

			Six months ended September 30, 2008
					Change from
	Six months			Change from	six months
	ended	Fiscal year		fiscal year	ended
	September 30,	ended March		ended March	September 30,
	2007	31, 2008		31, 2008	2008
(1) Ordinary income	10,797	21,331	10,412	—	(385)
(2) Net premiums written	7,952	15,365	7,594	—	(358)
Increase ratio (%)	4.3	3.0	(4.5)	(7.5)	(8.8)
(3) Life insurance premiums written	771	1,565	694	—	(77)
Increase ratio (%)	(1.8)	(5.3)	(10.1)	(4.8)	(8.3)
(4) Ordinary profit	462	608	(52)	—	(515)
(5) Interim (current) net income	305	400	123	—	(181)

(Note)	Ordinary profit and net premiums written are calculated excluding Good Result Return premiums of “Modo Rich (proprietary automobile insurance product which contains a special clause related to premium adjustment and refund at maturity)”.

(1) Disclosures on bad debts

[Credit obligations under risk management]	(Yen in hundred millions)

	Six months ended	Fiscal year ended	Six months ended
	September 30, 2007	March 31, 2008	September 30, 2008
Loans to financially impaired parties	1	2	3
Overdue loans	26	23	12
Loans overdue for 3 months or more	13	9	9
Restructured loans	22	14	7

Total	63	50	32

Ratio to balance of loans (%)	0.8	0.6	0.4
Reference: balance of loans	7,727	7,771	8,073

[Results of self evaluations]	(Yen in hundred millions)

	Six months ended	Fiscal year ended	Six months ended
	September 30, 2007	March 31, 2008	September 30, 2008
No category	76,663	68,484	63,550
Category II	1,118	1,253	976
Category III	9	5	6
Category IV	67	178	456
(Total category II-IV)	1,195	1,437	1,439

Total	77,859	69,872	64,990

(Note)	Total indicates the amount of balance before direct depreciation based on self evaluation (including impairment of securities, etc., and loss due to impairment of fixed assets).

Amount of balance before direct depreciation:

Six months ended September 30, 2007	¥39 hundred million
Fiscal year ended March 31, 2008	¥186 hundred million (not including a hundred million yen loss due to impairment of fixed assets for the interim period)
Six months ended September 30, 2008	¥432 hundred million
(2) Loss on devaluation of securities due to impairment
(Yen in hundred millions)

	Six months ended	Fiscal year ended	Six months ended
	September 30, 2007	March 31, 2008	September 30, 2008
Bonds	—	—	—
Stocks	36	106	60
Foreign securities	—	27	241
Other securities	0	13	122

Total	36	147	424

Devaluation rules applied
In principle, marketable securities whose fair market value declined by 30 % or more of book value are devaluated.
(3) Status of securitized instruments losses, etc., due to US subprime loan issues
There is no loss directly caused by subprime loan instruments.
Concerning policies including the subprime loan instruments as a part (ABS-CDO), valuation profit of ¥100 million (gains on derivative transactions) and claim paid (including outstanding claims) of ¥130 million are recorded in credit derivatives transactions and financial guarantee reinsurance, respectively.
(Net impact of ¥30 million.)
There is no investment in securitized instruments relating to subprime loan instruments.
Please refer to page 20 of the summary of financial statements for the second quarter ended September 30, 2008 for the investment conditions of securitized instruments and our exposure to the US subprime loan.

(4) Impairment of fixed assets
(Yen in hundred millions)

	Six months ended	Fiscal year ended	Six months ended
	September 30, 2007	March 31, 2008	September 30, 2008
Land	0	0	1
Buildings	0	36	5
Other	—	—	—

Total	1	37	6

(5) Unrealized profit/losses of securities (Yen in hundred millions)

	Six months ended	Fiscal year ended	Six months ended
	September 30, 2007	March 31, 2008	September 30, 2008
Bonds	77	309	148
Stocks	20,688	13,137	10,147
Foreign securities	816	106	(334)
Other	123	(43)	(31)

Total	21,705	13,510	9,929

(Note)	1.	Above figures show amounts for other securities with fair market value.

	2.	Other includes monetary claims bought.
(6) Status of underwriting operations of third-sector insurance
(in hundreds)

Total number for the six months
ended September 30, 2008
		Changes from	Mitsui
		the previous	Sumitomo Insurance	Subsidiaries
Lines	Number	six months	Company, Limited	(Note 3)
Number of policies	614	63	173	440

(Note)	1.	Total and respective number of policies for Mitsui Sumitomo Insurance Company, Limited and its subsidiaries from April to September 2008.

	2.	Above figures show number of policies.

	3.	Subsidiaries item show the number for Mitsui Sumitomo Kirameki Life Insurance Company, Limited.

(7) Conditions of automobile larceny
(Yen in hundred millions)

	Six months ended	Fiscal year ended	Six months ended
	September 30, 2007	March 31, 2008	September 30, 2008
Number of claims paid	4,836	10,464	5,495
Claims paid	28	60	27
Outstanding claims	9	7	6

(Note)	Above figures represent only those amounts which are attributable to Mitsui Sumitomo Insurance Company, Limited under policies it has written either as sole or lead underwriter.
(8) Impact of natural disasters
(Yen in hundred millions)

	Six months ended	Fiscal year ended	Six months ended
	September 30, 2007	March 31, 2008	September 30, 2008
Direct claims paid	42	90	25
Net claims paid	25	68	24
Accrued claims	33	14	31

(Note)	1.	Above figures are based on natural disasters that occurred during respective fiscal year. Net claims paid including claims for natural disasters that occurred during the last fiscal year are ¥61 hundred million for the six months ended September 30, 2007, ¥116 hundred million for the fiscal year ended March 31, 2008, and ¥39 hundred million for the six months ended September 30, 2008.

	2.	Accrued claims = Excess amount of outstanding claims over estimated recoveries
(9) Balance, ratio to balance and amount of provision for catastrophe reserve
(Yen in hundred millions)

	Six months ended September 30, 2007			Fiscal year ended March 31, 2008			Six months ended September 30, 2008
		Ratio to			Ratio to			Ratio to
Lines	Balance	balance (%)	Provision	Balance	balance (%)	Provision	Balance	balance (%)	Provision
Fire	1,772	102.3	79	1,851	107.2	158	1,930	112.6	78
Marine	562	76.3	14	577	79.3	28	591	83.3	13
Personal accident	866	63.2	20	844	64.6	39	853	62.8	20
Voluntary Automobile	367	6.6	236	469	8.5	469	191	3.5	87
Other	1,150	58.9	50	1,178	63.8	95	1,216	63.4	48

Total	4,719	41.6	401	4,922	44.3	791	4,782	42.9	249

(Note)	1.	Ratio to balance = Balance of catastrophe reserve / net premiums written (excluding premiums for earthquake insurance for household customers, compulsory automobile liability insurance and Good Result Return of “Modo Rich”) × 100

		Ratio to balance for the interim period is calculated by doubling the net premiums written.

	2.	Provision = Gross provision

(10) Status of reinsurance underwriting
(Yen in hundred millions)

	Six months ended September 30, 2007		Six months ended September 30, 2008
	Net reinsurance	Net reinsurance	Net reinsurance	Net reinsurance
Lines	premiums assumed	claims paid	premiums assumed	claims paid
Fire	132	35	120	51
Marine	83	52	73	45
Personal accident	5	4	8	6
Voluntary automobile	13	7	16	7
Compulsory automobile liability	766	674	586	695
Other	117	111	99	16

Total	1,119	885	905	822

(11) Status of ceded reinsurance
(Yen in hundred millions)

	Six months ended September 30, 2007		Six months ended September 30, 2008
	Net reinsurance	Net reinsurance	Net reinsurance	Net reinsurance
Lines	premiums ceded	recoveries	premiums ceded	recoveries
Fire	332	84	317	76
Marine	155	52	158	59
Personal accident	31	15	32	18
Voluntary automobile	16	6	17	6
Compulsory automobile liability	691	653	516	644
Other	149	25	120	39

Total	1,378	839	1,162	845

(12) Actual payout of claims and premiums refund
(Yen in hundred millions)

	Six months ended	Fiscal year ended	Six months ended
	September 30, 2007	March 31, 2008	September 30, 2008
Failure to properly pay claims of extraordinary expenses coverage	382	668	6
Inappropriately denied claims under third sector policies	6	6	—

Total	387	674	6

Propriety review on fire insurance solicitation	593	3,439	1,945

[English Summary]
Quarterly Securities Report for the Three Months Ended September 30, 2008
Table of Contents:

Section I: Information on the Reporting Company
     Part 1: Information on the company
     (Omitted.)
     Part 2: Information on the business
     (Omitted.)
     Part 3: Information on the facilities
     (Omitted.)
     Part 4: Information of the reporting company
     (Omitted.)
     Part 5: Status of accounting
The Company prepares its interim consolidated financial statements and interim financial statements for this second quarter accounting period, since the Company conducts business specified by Article17-15 Paragraph 2 of the “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.”.
1. Method of Preparation of Interim Consolidated Financial Statements and Interim Financial Statements
(1) The Company prepares its interim consolidated financial statements in accordance with the “Ordinance for the Enforcement of the Insurance Business Act” (Ministry of Finance Ordinance No. 5, 1996) pursuant to the provision of Articles 48 and 69 of the “Regulations concerning the Terminology, Forms and Preparation Methods of the Interim Consolidated Financial Statements” (Ministry of Finance Ordinance No. 24, 1999).
(2) The Company prepares its interim financial statements in accordance with the “Ordinance for the Enforcement of the Insurance Business Act” (Ministry of Finance Ordinance No. 5, 1996) pursuant to the provision of Articles 38 and 57 of the “Regulations concerning the Terminology, Forms and Preparation Methods of the Interim Financial Statements” (Ministry of Finance Ordinance No. 38, 1977).
(3) No disclosure is made for the end of previous interim consolidated accounting period, previous consolidated fiscal year, previous interim accounting period or previous fiscal year since the Company was incorporated on April 1, 2008.
The accounting treatment of the sole share transfer in establishment of the Company is based on the book value at Mitsui Sumitomo Insurance Company, Limited, the wholly-owned subsidiary that conducted the share transfer, similarly to that for a transaction under common control, pursuant to the “Accounting Standards for Business Combinations” (Business Accounting Council, October 31, 2003) and the “Guidance on Accounting Standards for Business Combinations and Accounting Standard for Business Divestitures” (Implementation Guidance on Accounting Standard No. 10, as revised November 15, 2007).
2. Audit Certification
In accordance with the provision of Article 193-2 Paragraph 1 of the Financial Instruments and Exchange Act, the Company’s interim consolidated financial statements for the six months ended September 30, 2008 (from April 1, 2008 through September 30, 2008) and interim financial statements for the six months ended September 30, 2008 (from April 1, 2008 through September 30, 2008) has been audited by KPMG AZSA & Co.

[Interim Consolidated Financial Statements]
(1) [Interim Consolidated Balance Sheets]
(Yen in millions)

	As of September 30, 2008

Assets
Cash deposits and savings	*3	327,359
Call loans		26,100
Monetary claims bought		97,810
Money trusts		26,389
Investments in securities	*3,*4	5,891,357
Loans	*2,*7	819,154
Tangible fixed assets	*1,*3	266,001
Intangible fixed assets		82,014
Other assets		478,078
Deferred tax assets		11,410
Bad debts reserve		(5,836)

Total assets		8,019,840

Liabilities
Underwriting funds		6,012,936
Outstanding claims		880,856
Underwriting reserve		5,132,079
Bonds		99,992
Other liabilities		287,199
Reserve for pension and retirement benefits		81,155
Reserve for pension and retirement benefits for officers and operating officers		2,564
Accrued bonuses for employees		9,608
Reserve under special laws		2,682
Reserve for price fluctuation		2,682
Deferred tax liabilities		91,173

Total liabilities		6,587,312

Net assets
Shareholders’ equity
Common stock		100,000
Capital surplus		132,700
Retained earnings		543,157
Treasury stock		(609)

Total shareholders’ equity		775,248

Valuation and translation adjustments
Unrealized gains on investments, net of tax		639,967
Deferred hedge gains (losses), net of tax		(154)
Foreign currency translation adjustments		3,919

Total valuation and translation adjustments		643,733

Minority interests		13,547

Total net assets		1,432,528

Total liabilities and net assets		8,019,840

(2) [Interim Consolidated Statements of Income]
(Yen in millions)

	Six months ended September 30,
	2008

Ordinary income and expenses
Ordinary income		1,038,846
Underwriting income		946,979
Net premiums written		757,008
Deposit premiums from policyholders		94,411
Investment income on deposit premiums from policyholders		25,655
Life insurance premiums		69,403
Investment income		89,408
Interest and dividends received		86,970
Investment gains on money trusts		23
Gains on sale of securities		14,707
Gains on derivative transactions		9,774
Transfer of investment income on deposit premiums from policyholders		(25,655)
Other ordinary income		2,458
Ordinary expenses		1,044,114
Underwriting expenses		827,413
Net claims paid		439,538
Loss adjustment expenses	*1	40,990
Commission and collection expenses	*1	126,387
Maturity refunds to policyholders		140,548
Life insurance claims		16,301
Provision for outstanding claims		49,467
Provision for underwriting reserve		13,022
Investment expenses		60,730
Investment losses on money trusts		1,504
Losses on sale of securities		4,575
Losses on devaluation of securities		45,049
Operating expenses and general and administrative expenses	*1	148,316
Other ordinary expenses		7,654
Interest paid		705

Ordinary losses		(5,268)

Extraordinary income and losses
Extraordinary income		28,264
Gains on sale of property and equipment		985
Reversal of reserve under special laws		27,279
Reversal of reserve for price fluctuation		27,279
Extraordinary losses		2,221
Losses on sale of property and equipment		1,559
Impairment loss	*2	662

Income before income taxes		20,774

Income taxes — current		9,117
Refund of income taxes for prior periods		(7,307)
Income taxes — deferred		6,101
Minority Interests		464

Net income		12,399

(3) [Interim Consolidated Statement of Changes in Net Assets]
(Yen in millions)

	Six months ending
	September 30, 2008
Shareholders’ equity
Common stock
Balance at end of last fiscal year		—
Interim changes
Increase due to share transfer		100,000

Total interim changes		100,000

Balance at end of Interim Period		100,000

Capital surplus
Capital reserve
Balance at end of last fiscal year		—
Interim changes
Increase due to share transfer		132,703
Disposition of treasury stock		(3)

Total interim changes		132,700

Balance at end of Interim Period		132,700

Retained earnings
Balance at end of last fiscal year		—
Interim changes
Increase due to share transfer		534,410
Changes due to application of the Practical Issues Task Force Report No. 18		8,986
Dividends from surplus		(12,639)
Interim net income		12,399

Total interim changes		543,157

Balance at end of Interim Period		543,157

Treasury stock
Balance at end of last fiscal year		—
Interim changes
Acquisition of treasury stock		(650)
Disposition of treasury stock		41

Total interim changes		(609)

Balance at end of Interim Period		(609)

Total shareholders’ equity
Balance at end of last fiscal year		—
Interim changes
Increase due to share transfer	*1	767,113
Changes due to application of the Practical Issues Task Force Report No. 18		8,986
Dividends from surplus		(12,639)
Interim net income		12,399
Acquisition of treasury stock		(650)
Disposition of treasury stock		38

Total interim changes		775,248

Balance at end of Interim Period		775,248

(Yen in millions)

Six months ending
September 30, 2008
Valuation and translation adjustments
Unrealized gains on investments, net of tax
Balance at end of last fiscal year	—
Interim changes
Total interim changes in items other than shareholders’ equity (net)	639,967

Total interim changes	639,967

Balance at end of Interim Period	639,967

Deferred hedge gains(losses), net of tax
Balance at end of last fiscal year	—
Interim changes
Total interim changes in items other than shareholders’ equity (net)	(154)

Total interim changes	(154)

Balance at end of Interim Period	(154)

Foreign currency translation adjustments
Balance at end of last fiscal year	—
Interim changes
Total interim changes in items other than shareholders’ equity (net)	3,919

Total interim changes	3,919

Balance at end of Interim Period	3,919

Total valuation and translation adjustments
Balance at end of last fiscal year	—
Interim changes
Total interim changes in items other than shareholders’ equity (net)	643,733

Total interim changes	643,733

Balance at end of Interim Period	643,733

Minority interests
Balance at end of last fiscal year	—
Interim changes
Total interim changes in items other than shareholders’ equity (net)	13,547

Total interim changes	13,547

Balance at end of Interim Period	13,547

Total net assets
Balance at end of last fiscal year	—
Interim changes
Increase due to share transfer	767,113
Changes due to application of the Practical Issues Task Force Report No. 18	8,986
Dividends from surplus	(12,639)
Interim net income	12,399
Acquisition of treasury stock	(650)
Disposition of treasury stock	38
Total interim changes in items other than shareholders’ equity (net)	657,280

Total interim changes	1,432,528

Balance at end of Interim Period	1,432,528

(4) [Interim Consolidated Statements of Cash Flows]
(Yen in millions)

	Six months ending
	September 30, 2008
Cash flows from operating activities
Income before income taxes		20,774
Depreciation		10,379
Impairment loss on fixed assets		662
Amortization of goodwill		2,075
Increase(decrease) in outstanding claims		47,615
Increase(decrease) in underwriting reserve		11,947
Increase(decrease) in bad debts reserve		475
Increase(decrease) in reserve for employees’ retirement and severance benefits		3,082
Increase(decrease) in reserve for pension and retirement benefits for officers and operating officers		(142)
Increase(decrease) in accrued bonuses for employees		(3,746)
Increase(decrease) in reserve for price fluctuation		(27,279)
Interest and dividend income		(86,970)
Losses(gains) on investment in securities		33,692
Losses(gains) on investment in derivative transactions		(9,774)
Interest expenses		705
Foreign exchange losses(gains)		4,218
Losses(gains) on disposal of tangible fixed assets		574
Equity in losses(gains) of affiliates		4,687
Decrease(increase) in other assets		(25,656)
Increase(decrease) in other liabilities		(25,381)
Others		6,165

Subtotal		(31,894)

Interest and dividends received		89,736
Interest paid		(737)
Income tax paid		(19,400)

Total cash flows from operating activities		37,704

Cash flows from investing activities
Net increase(decrease) in deposit at banks		(10,926)
Purchase of monetary claims bought		(3,000)
Proceeds from sales and redemption of monetary claims bought		1,138
Purchase of money trusts		(25)
Proceeds from sales of money trusts		23,690
Purchase of securities		(381,946)
Proceeds from sales and redemption of securities		307,765
Investment in loans		(112,077)
Collection of loans		94,657
Increase(decrease) in cash received under securities lending transactions		42,740
Others		1,234

Total cash flows from financial investments		(36,749)

Total cash flows from operating activities and financial investments		955

Acquisition of tangible fixed assets		(4,727)
Proceeds from sales of tangible fixed assets		1,721
Others		(2,055)

Total cash flows from investing activities		(41,810)

Cash flows from financing activities
Redemption of short-term bonds		(30,000)
Acquisition of treasury stock		(650)
Proceeds from disposition of treasury stock		38
Cash dividends paid		(12,639)
Cash dividends paid to minority shareholders		(1,237)
Others		(350)

Total cash flows from financing activities		(44,840)

Effect of exchange rate changes on cash and cash equivalents		(7,775)

Net change in cash and cash equivalents		(56,721)

Balance of cash and cash equivalents at beginning of fiscal year		364,081

Balance of cash and cash equivalents at end of Interim Period	*1	307,359

[Material Basis for the Preparation of Interim Consolidated Financial Statements]

Six months ended September 30, 2008
(From April 1, 2008 through September 30, 2008)
1.	Scope of	(1) Number of consolidated subsidiaries: 36
	consolidation	Names of major subsidiaries:
Mitsui Sumitomo Insurance Company, Limited
Mitsui Sumitomo Kirameki Life Insurance Company, Limited
MSIG Holdings (Americas), Inc.
Mitsui Sumitomo Insurance (London Management) Ltd
MSIG Mingtai Insurance Co., Ltd.

(2) Subsidiaries not consolidated
Names of major subsidiaries:
Mitsui Sumitomo Insurance Claims Adjusting Company, Limited
Mitsui Sumitomo Insurance Staffing Service Company, Limited

Not consolidated are subsidiaries that are no so material, in view of their total assets, ordinary income, net income/losses and retained earnings attributable to the Company, as to affect reasonable judgment on the consolidated financial position and results of operations.

(3) Mitsui Sumitomo MetLife Insurance Co., Ltd. is not consolidated because, although the Company holds 51% of its voting stock, it is a joint venture under common control with another company.

2.	Equity method	(1) Number of affiliate companies accounted for under the equity method: 4
Names of major companies accounted for under the equity method:
Mitsui Sumitomo MetLife Insurance Co., Ltd.
Sumitomo Mitsui Asset Management Company, Limited

Equity method is applied to SMA MSI AS from this interim consolidated financial period since Mitsui Sumitomo Insurance Company (Europe), Limited, a consolidated subsidiary of the Company, acquired the shares in the new affiliate.

(2) Subsidiaries not consolidated and affiliates not accounted for under the equity method (e.g. Mitsui Sumitomo Insurance Staffing Service Company, Limited, BPI/MS Insurance Corporation) are not so accounted because their effect on consolidated net income and retained earnings is immaterial individually or in aggregate.

3.	Settlement date for the interim period of the consolidated subsidiaries	For MSIG Holdings (Americas), Inc. and 31 other consolidated subsidiaries, the settlement date for the interim period is June 30. Their financial statements as of that date are nevertheless used in preparation of these interim consolidated financial statements since the difference does not exceed three months.

Necessary adjustments have been made in the process of consolidation for significant transactions that occurred during the period.

4.	Accounting standards	(1) Valuation policies and methods of securities (including those categorized in “cash deposits and savings” or “monetary claims bought” in Ordinance for the Enforcement of the Insurance Business Act):

(i) Securities held to maturity are valued at amortized cost.

(ii) Stocks of unconsolidated subsidiaries and affiliates that are not accounted for under the equity method are valued at cost determined by the moving average method.

(iii) Securities earmarked for policy reserve are valued at amortized cost determined by the moving average method pursuant to Industry Audit Committee Report No.21 “Temporary Treatment of Accounting and Auditing Concerning Securities Earmarked for Policy Reserve in Insurance Industry” (issued by The Japanese Institute of Certified Public Accountants on November 16, 2000).

The outline of the risk management policy for securities earmarked for policy reserve which the Company established in the current year is as follows:

In order to control risks of interest rate variability arising in assets and liabilities, the consolidated life insurance subsidiary segregates “single premium endowment insurance” block as a sub-segment and applies the investment policy which enables the subsidiary to maintain the durations of the securities earmarked for policy reserve and the policy reserve for the segregated block within a certain definite range.

(iv) Other securities with market value are valued at fair value as of September 30, 2008.

Net unrealized gains or losses are reported as a separate component of net assets, and cost of sale is calculated using the moving average method.

(v) Other securities for which fair value is not available are valued at cost determined by the moving average method or amortized cost.

(vi) Securities managed as a major component of trust assets in the money trust are valued at fair value.

Six months ended September 30, 2008
(From April 1, 2008 through September 30, 2008)

(2) Valuation policies and methods of derivative financial instruments:
Derivative financial instruments are valued at fair value. Foreign exchange contracts and interest rate swaps that meet certain criteria are accounted for under exceptional methods, as permitted in the related accounting standards, as if the foreign exchange rates or the interest rates under those contracts were originally applied to the underlying financial instruments.

(3) Methods for depreciation of tangible fixed assets

Depreciation of tangible fixed assets held by the Company and domestic subsidiaries is computed using the declining-balance method, except for buildings (excluding fixtures) acquired on or after April 1, 1998, to which the straight-line method is applied.

Depreciation of tangible fixed assets held by foreign subsidiaries is mainly computed using the straight-line method.

(4) Accounting policies for significant reserves

(i) Bad debt reserve

As for the Company and the domestic consolidated insurance subsidiaries, the bad debt reserve is established under the internal standard for self-assessment of assets and the policy for write-off and provision.

A reserve for bad debts for loans to debtors who are legally deemed to be experiencing financial difficulties such as bankruptcy, special liquidation or whose notes are under suspension at clearing houses, and loans for debtors who are substantially deemed to be experiencing financial difficulties are provided for based on the amount remaining after deducting the resale value of collateral and amounts collectible through guarantees.

A bad debt reserve for loans to debtors who likely experience financial difficulties in the future is provided for based on the amount remaining after deducting the resale value of collateral and amounts collectible from guarantees considering the debtor’s ability to repay the entire outstanding debt.

For loans other than those described above, a bad debt reserve is calculated at an amount of the outstanding balances multiplied by actual historical bad debt ratios.

All loans and receivables are provided for based on the assessment under the internal asset self-assessment standard. The assessment was performed by the departments which are responsible for respective assets. The independent internal audit departments reviewed those results.

As for other domestic consolidated subsidiaries, the bad debt reserve is established under the internal standard for self-assessment of assets and the policy for write-off and provision similar to the Company.

As for foreign consolidated subsidiaries, the bad debt reserve is established based on the assessment of collectibility of individual receivables.

(ii) Reserve for pension and retirement benefits

Reserve for pension and retirement benefits is established to provide for future retirement benefits based on the estimated retirement benefit obligation and plan assets as of March 31, 2009.

Prior service costs are amortized using the straight-line method over certain periods within the estimated average remaining service years of employees.

Actuarial gains and losses are amortized from the year following the year in which those gains and losses arise using the straight-line method over certain periods within the estimated average remaining service years of employees.

In estimating retirement benefit obligation of consolidated subsidiaries, the Company uses the simplified method.

(iii) Reserves for retirement benefits for officers

Reserve for retirement benefits that covers the cost for services rendered through the year ended March 31, 2005 when the retirement benefits for officers were terminated is established to provide for future retirement benefits (including pension) for officers and operating officers, for Mitsui Sumitomo Insurance Company, Limited and Mitsui Sumitomo Kirameki Life Insurance Company, Limited.

(iv) Accrued bonuses

Accrued bonuses for employees and executive officers are based on estimated amounts to be paid at the end of the interim consolidated accounting year.

(v) Reserve for price fluctuation

Reserve for price fluctuation is recognized under Article 115 of the Insurance Business Act to provide for possible losses arising from price fluctuations of investment securities.

(5) Translation of foreign currency assets and liabilities

Foreign currency assets and liabilities are translated into Japanese yen using the spot exchange rate prevailing on September 30, 2008, and gains and losses resulting from the translation are recognized currently in earnings. Foreign currency assets and liabilities of foreign subsidiaries are translated into Japanese yen using the spot exchange rate prevailing at their respective year-ends, and income and expenses are translated into Japanese yen using the average exchange rate during the year and translation differences are included in foreign currency translation adjustments and minority interests.

Six months ended September 30, 2008
(From April 1, 2008 through September 30, 2008)

(6) Accounting for consumption taxes

Consumption taxes are accounted for under the “Zei Nuki” (tax exclusive) method except for those relating to loss adjustment expenses, operating expenses and general and administrative expenses, which are accounted for under the “Zei Komi” (tax inclusive) method. Non-deductible consumption taxes relating to assets are included in suspense payments and amortized in equal installments over a period of five years.

(7) Accounting for lease transactions

The non-ownership-transfer finance leases that had commenced before the beginning of the fiscal year on April 1, 2008 are accounted by a method similar to that for ordinary lease transactions.

(Change in accounting methods)

With regard to non-ownership-transfer finance leases, “Accounting Standards for Lease Transactions” (Corporate Accounting Standards No. 13 (June 17, 1993 (First Division of Business Accounting Council), revised March 30, 2007) and “Application Guidelines for Lease Transaction Accounting Standards” (Application Guidelines for Corporate Accounting Standards No. 16 (January 18, 1994 (The Japanese Institute of Certified Public Accountants, Accounting System Committee), revised March 30, 2007)) may be adopted for quarterly consolidated financial statements for a consolidated fiscal year beginning on or after April 1, 2008. In accordance with these standards, these standards and guidelines are applied and lease transactions that commenced during the current fiscal year are accounted by a method similar to that for ordinary sales transactions.

The effect of the application on the interim consolidated financial statements was insignificant.

(8) Hedge accounting

Profits and losses on equity forward contracts used for hedging risks of variability in fair value of stocks are accounted for under the deferred hedged accounting method. Profits and losses on currency swap contracts used for hedging risks of variability in foreign currency of foreign currency bonds are accounted for under the deferred hedge accounting method. Also, certain of the forward exchange contracts used for the hedging are accounted for under the fair value hedge accounting method or the allocation method. Interest rate swap contracts for hedging risks of variability in cash flows of loans or bonds arising from fluctuations in interest rates are accounted for using the deferred hedge accounting method or the exceptional method when they meet certain criteria, as mentioned in (2).

Hedge effectiveness is assessed quarterly by comparing cumulative fluctuations of the fair value or cash flows of the hedged items and the hedging instruments during the periods from the respective start dates of the hedges to the assessment dates. When hedged items and hedging instruments are highly and clearly interrelated or when interest rate swap transactions meet the criteria for applying the exceptional method, assessment of hedge effectiveness is not performed.

Interest rate swap contracts used in the ALM (Asset and Liability Management) for the purpose of adequate control of risks of interest rate variability are accounted for as deferred hedge and their hedge effectiveness is tested in accordance with Industry Audit Committee Report No.26 “Accounting and Auditing Treatment of Application of Accounting Standard for Financial Instruments in Insurance Industry” (issued by The Japanese Institute of Certified Public Accountants on September 3, 2002). The hedge effectiveness testing is performed by assessing interest rate fluctuations that may affect pricing of the theoretical values of the hedging instrument and the hedged item.

5.	Scope of funds in consolidated interim cash flow statement	The funds (cash and cash equivalents) in the consolidated interim cash flow statement consist of cash on hand, demand deposits, and short-term investments including time deposits with maturities not exceeding three months.

[Basic Changes for the Preparation of Interim Consolidated Financial Statements]
Six months ended September 30, 2008
(From April 1, 2008 through September 30, 2008)
(Application of “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements”)
     In accordance with “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements” (Practical Issues Task Force Report No. 18, May 17, 2006), applicable from a consolidated fiscal year commencing on or after April 1, 2008, the Company made necessary adjustments in its consolidated financial statements from the current interim consolidated accounting period.
     The Reporting Company has not calculated the impact of this change in accounting treatment since it is the first fiscal year after its incorporation.
     Compared with the method previously adopted by Mitsui Sumitomo Insurance Company, Limited, the wholly-owned subsidiary that conducted the share transfer, in preparing its consolidated financial statements, application of the above standard had the effect of decreasing ordinary loss by ¥304 million and increasing interim net income before taxes by ¥304 million.
     The impact on the segment information is shown under the heading ‘Segment Information.’

[Notes]
     (Notes to Interim Consolidated Balance Sheet)
As of September 30, 2008
*1	The Accumulated depreciation for “Tangible fixed assets” amounts to ¥270,844 million.

*2	(1) Loans to financially impaired parties and overdue loans amounted to ¥339 million and ¥1,248 million, respectively.

Loans to financially impaired parties represent those loans, excluding the portion of the loans that were written off, on which accrued interest receivable is not recognized because repayments of principal or interest were overdue for considerable periods and they are regarded uncollectible and which meet the conditions prescribed in Article 96, Section 1-3 and 1-4 of the Corporation Tax Law Enforcement Ordinance (1965 Cabinet Order No.97). Hereafter, this last category is referred to as “Loans not accruing interest.”

Overdue loans represent loans not accruing interest excluding (a) loans to financially impaired parties and (b) loans that have been granted grace for interest payments for the purpose of restructuring of, or support to debtors in financial difficulty.

(2) Loans overdue for 3 months or more amounted to ¥930 million.

Loans overdue for 3 months or more represent loans for which principal or interest was past due for 3 months or more after the contractual due date for repayment of principal or interest and excludes loans to financially impaired parties and overdue loans.

(3) Restructured loans amounted to ¥763 million.

Restructured loans are those loans which have granted favorable terms for the benefit of debtors such as interest exemption or reduction, grace on interest payments, grace on principal repayments, or forgiveness of debts for the purpose of restructuring of or support to the debtors in financial difficulty. Loans to financially impaired parties, overdue loans and loans overdue for 3 months or more are excluded from this category.

(4) The total of loans to financially impaired parties, overdue loans, loans overdue for 3 months or more, and restructured loans amounted to ¥3,282 million.

*3	Assets pledged as collateral are ¥50,345 million in securities, ¥3,846 million in cash, deposits and savings, and ¥526 million in tangible fixed assets. These include a reserve held for the Real Time Gross Settlement System for current accounts with the Bank of Japan.

*4	Investments in securities include those that were loaned under securities lending agreements in the amount of ¥184,568 million.

5	Mitsui Sumitomo Insurance Company, Limited provides guarantee in connection with transactions of limited partnership entities. Aggregate net present value of the covered transactions was ¥184,541 million at the end of the current interim consolidated accounting period. This amount was not included in Customers’ liabilities under acceptances and guarantees and Liabilities under acceptances and guarantees since there is no substantial exposure.

6	The Company and Mitsui Sumitomo Insurance Company, Limited have entered into a net asset maintenance agreement with Mitsui Sumitomo MetLife Insurance Co., Ltd., an affiliate of the Company. Under this agreement, if said affiliate’s net assets fall short of a predetermined level or it fails to maintain adequate liquidity for payment for its obligations, the foresaid two companies will provide funding to the affiliate. The amounts of total liabilities and total assets of the affiliate at the end of the current interim consolidated accounting period are ¥2,600,577 million (including Underwriting reserve in the amount of ¥2,579,495 million) and ¥2,605,721 million, respectively.

The agreement does not provide for any guarantees for the affiliate’s payment obligations. The affiliate’s net assets were above the predetermined level and its liquidity was adequate at the end of the current interim consolidated accounting period.

*7	Unutilized portion of commitment lines given to third parties amounted to ¥4,829 million.

     (Notes to Interim Consolidated Statement of Income)
Six months ended September 30, 2008
(From April 1, 2008 through September 30, 2008)
*1	Business expenses consist primarily of the following:

Agents’ commissions	¥132,502 million
Salaries	¥67,237 million
Business expenses represent the aggregate amount of loss adjustment expenses, operating expenses and general administrative expenses, and commission and collection expenses that are presented in the interim consolidated statement of income.
*2	Impairment losses were recognized for the following assets in the current interim consolidated accounting period as follows.
(Yen in millions)

			Impairment	Breakdown of
Use	Asset category	Description of assets	losses	impairment losses
Idle real estate and real estate for sale	Land and buildings	6 properties, including company residences in Niigata prefecture.	¥662	Land ¥149 Buildings ¥512
Properties used for insurance operations are grouped as a single asset group for the entire insurance operations. Rental properties, idle real estate and real estate for sale constitute asset groups by their own.
Carrying amounts of the above mentioned assets were reduced to their realizable values in view of falling property values or idle real estate and the resulting decreases in the carrying amounts were recorded as an impairment loss in the aggregate amount of ¥662 million in the extraordinary losses.
The realizable values of the assets concerned are determined at the net sale values. The net sale values are computed based on the sale values or the appraisal values by independent appraisers.

     (Notes to Interim Consolidated Statements of Changes in Net Assets)
Six months ended September 30, 2008(From April 1, 2008 through September 30, 2008)
*1. Increase due to share transfer is attributable to the shareholder’s equity in the consolidated financial statements of Mitsui Sumitomo Insurance Company, Limited, the wholly-owned subsidiary that conducted the share transfer, being succeeded to.
2. Type and number of stock issued and treasury stock

	Thousand of shares
	Outstanding balance			Outstanding balance
	as of March 31, 2008	Increase	Decrease	as of September 30, 2008
Shares issued
Common stock	—	421,320	—	421,320
Treasury stock
Common stock	—	162	10	152

(Note)	1.	The increase of 421,320 thousand shares of common stock issued is due to issuance of shares upon the incorporation of the Company through the share transfer by Mitsui Sumitomo Insurance Company, Limited.

	2.	The increase of 162 thousand shares of treasury stock is due to repurchase of shares constituting less than one unit, among others.

	3.	The decrease of 10 thousand shares of treasury stock is due to sale of constituting less than one unit.
3. Dividends
(1) Dividends paid
Not Applicable
Mitsui Sumitomo Insurance Company, Limited, the wholly-owned subsidiary that conducted the share transfer, resolved, at the general shareholder’s meeting held on June 26, 2008, to pay dividends of a total of ¥12,639 million, appropriating its retained earnings, with the record date at March 31, 2008 and with the effective date at June 27, 2008.
(2) Dividends with record date within the current interim consolidated accounting period and to become effective after the period

		Total amount of		Dividend
		dividend	Source of	per share	Date of	Effective
Resolution	Type of share	(Yen in millions)	dividend	(Yen)	record	date
Board of Directors meeting held on November 19, 2008	Common stock	11,371	Retained earnings	27	September 30, 2008	December 11, 2008

     (Notes to Interim Consolidated Statements of Cash Flows)
Six months ended September 30, 2008
(From April 1, 2008 through September 30, 2008)
*1 Reconciliation of balance sheet items to cash and cash equivalents outstanding

(September 30, 2008)
Yen in millions
Cash deposits and savings	327,359
Call loans	26,100
Monetary claims bought	97,810
Money trusts	26,389
Time deposit with an original maturity of more than 3 months	(65,198)
Monetary claims bought other than cash equivalents	(80,940)
Money trust other than cash equivalents	(24,161)

Cash and cash equivalents	307,359

2	Cash flows from investing activities include cash flows from investments made as part of the insurance business.

     (Lease Transactions)
Six months ended September 30, 2008
(From April 1, 2008 through September 30, 2008)
Finance Lease Transactions
(1) Finance/lease transactions excluding ownership transfer
No significant items.
(2) Finance/lease transactions excluding ownership transfer, with accounting treatment based on methods used for normal rental transactions:
(i) Amounts equivalent to the leased property acquisition price, amount of accumulated depreciation, accumulated impairment losses, and balance at the end of the interim period.
(Yen in millions)

	Amount Equivalent	Amount Equivalent	Amount Equivalent	Amount Equivalent
	to Acquisition	to Accumulated	to Accumulated	to Balance at End
	Price	Depreciation	Impairment Losses	of Interim Term
	(Million Yen)	(Million Yen)	(Million Yen)	(Million Yen)
Tangible Fixed Assets	1,036	650	—	385
     Because the balance of unexpired lease amounts at the end of the interim period represents only a small share of the balance of fixed tangible assets at the end of the interim period, the amount equivalent to the acquisition price is calculated using the interest expense inclusive method.
(ii) Amounts equivalent to the balances of unexpired leases at the end of the interim period.
Amount equivalent to the balance of unexpired leases at the end of the interim period.

Within 1 year	¥157	million
Beyond 1 year	¥228	million

Total	¥385	million

Lease asset impairment account balance	¥-	million
     Because the balance of unexpired lease amounts at the end of the interim period represents only a small share of the balance of fixed tangible assets at the end of the interim period, the amount equivalent to the acquisition price is calculated using the interest expense inclusive method.
☐ Paid lease payments, reversal of lease asset impairment account, depreciation equivalent, and impairment losses

Paid lease payments	¥92	million
Reversal of lease asset impairment account	¥-	million
Depreciation equivalent	¥92	million
Impairment losses	¥-	million
☐ Method for calculating depreciation equivalent
     Using lease term as the useful life, it is computed by the straight-line method with a residual value of zero.
2	Unexpired lease payments for non-terminable operating lease transactions

Within 1 year	¥2,037	million
Beyond 1 year	¥9,364	million

Total	¥11,402	million

     (Securities)
Securities
1. Held-to-Maturity Debt Securities with Market Values

	As of September 30, 2008
	Amount on Interim
	Consolidated Balance Sheet	Market Value	Difference
Type	(Yen in millions)	(Yen in millions)	(Yen in millions)
Public and corporate bonds	456,079	461,786	5,706
Foreign securities	8,994	8,983	(10)

Total	465,074	470,770	5,695

2. Marketable securities earmarked for policy reserve

	As of September 30, 2008
	Amount on Interim
	Consolidated Balance Sheet	Market Value	Difference
Type	(Yen in millions)	(Yen in millions)	(Yen in millions)
Public and corporate bonds	4,490	4,630	139
3. Other Securities with Market Values

	As of September 30, 2008
	Cost
	(Amortized cost)	Fair value	Difference
Items	(Yen in millions)	(Yen in millions)	(Yen in millions)
Domestic Bonds	2,214,808	2,237,641	22,833
Domestic Stocks	753,058	1,767,963	1,014,905
Foreign Securities	1,209,836	1,178,758	(31,077)
Others	148,701	145,529	(3,172)

Total	4,326,404	5,329,893	1,003,488

(Note)	1.	Others include beneficiary claims on loan trust represented as monetary claims bought in the interim consolidated balance sheet.

	2.	Impairment losses of marketable securities available for sale amount to ¥31,104 million. The Company and its domestic consolidated subsidiaries in principle recognize impairment losses on marketable securities if the fair value declines by more than 30% of their cost or amortized cost.
4. Securities for which fair value is not available
(Yen in millions)
As of September 30, 2008
(1)	Securities held to maturity

Foreign Securities	864
Others	25,370

(Note)	Others include certificate of deposit which are represented as cash deposits and savings, and commercial paper which are represented as monetary claims bought in interim consolidated balance sheets.
(2)	Securities earmarked for policy reserve

Not applicable

(3)	Securities available for sale

Domestic Bonds	5,525
Domestic Stocks	78,516
Foreign Securities	52,374
Others	12,186

(Note)	Others include beneficiary claims on loan trusts represented as monetary claims bought in interim consolidated balance sheets.

(Monetary Trusts)
Monetary Trusts
1. Monetary trusts held to maturity
Not applicable
2. Monetary trusts not held to maturity or for investment purposes

As of September 30, 2008

     There are no monetary trusts that are solely for investment purpose and subject to fair value measurement capitalization. The cost of jointly managed trusts included in the interim consolidated balance sheets at inventory cost is ¥2,228 million.

     (Derivative Transactions)
Contract Amounts, Market Values, Valuation Gains/Losses of Derivative Transactions

		As of September 30, 2008
				Valuation
Object of		Contract Amount	Market Value	Gains/Losses
Transaction	Type of Transaction	(Yen in millions)	(Yen in millions)	(Yen in millions)

Currency	Forward foreign exchange
	Short	11,271	11,181	90
	Long	4,376	4,343	(32)
	Options
	Short	7,312	391	(87)
		[303]
	Long	15,530	887	97
		[790]
Interest rates	Interest rate option
	Short	200,500	809	663
		[1,472]
	Long	163,800	1,824	431
		[1,392]
	Interest rate swap	610,366	190	190
Securities	Options on stock price index
	Short	140	0	0
		[0]
	Long	145	0	(0)
		[0]
Credit	Credit derivative transaction
	Short	597,788	(19,217)	(19,217)
Others	Weather derivatives
	Short	1,290	(31)	(44)
		[21]
	Long	1,206	49	48
		[1]
	Natural disaster derivatives
	Short	4,989	67	39
		[107]
	Long	4,133	34	(23)
		[57]
	Other
	Short	9,459	968	38
		[1,007]
	Long	10,429	821	601
		[219]
	Comprehensive risk-assuming agreement	—	358	358

	Total	1,642,739	2,678	(16,844)

(Note)	1.	Figures in square brackets represent option premiums.

	2.	Derivative transactions that are subject to hedge accounting are excluded.

     (Segment Information)
     [Segment Information by Type of Operations]
     Six months ended September 30, 2008 (From April 1, 2008 through September 30, 2008)
(Yen in millions)

	Non-life	Life
	insurance	insurance	Total	Eliminations	Consolidated
Ordinary income and ordinary profit/loss
Ordinary income
(1) Ordinary income from external customers	989,801	78,493	1,068,295	29,448	1,038,846
(2) Ordinary income arising from inter segment transactions	1,435	—	1,435	1,435	—

Total	991,237	78,493	1,069,730	30,884	1,038,846

Ordinary expenses	991,216	83,189	1,074,406	30,291	1,044,114

Ordinary profit/(loss)	20	(4,695)	(4,675)	592	(5,268)

(Note)	1.	The categories of operations are grouped to show the actual state of operations of the parent and consolidated subsidiaries.

	2.	The principal categories of operations are:

Non-life insurance operations: Non-life insurance underwriting business and asset investment business

Life insurance operations: Life insurance underwriting business and asset investment business

	3.	A major component of the “Eliminations” for “Ordinary income from external customers” for the current interim consolidated accounting period is the transfer from “Reversal of underwriting reserve” in “Ordinary profit”, which is included in “Investment income relating to Non-life Insurance segment”, to “Provision for underwriting reserve” in “Ordinary losses” in the interim consolidated statements of income.

	4.	Change in accounting policy

Application of “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements”

In accordance with “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements” (Practical Issues Task Force Report No. 18, May 17, 2006), applicable from a consolidated fiscal year commencing on or after April 1, 2008, the Company made necessary adjustments in its consolidated financial statements from the current interim consolidated accounting period.

Compared with the method previously adopted by Mitsui Sumitomo Insurance Company, Limited, the wholly-owned subsidiary that conducted the share transfer, in preparing its consolidated financial statements, application of the above standard had the effect increasing ordinary income and ordinary expenses by ¥465 million and ¥161 million, respectively, and also increasing ordinary profit by ¥304 million, in “Non-life insurance segment”.

[Segment Information by Location]
     Six months ended September 30, 2008 (From April 1, 2008 through September 30, 2008)
(Yen in millions)

	Japan	Asia	Europe	Americas	Total	Eliminations	Consolidated
Ordinary income and ordinary profit/loss
Ordinary income
(1) Ordinary income from external customers	923,449	41,695	50,118	24,214	1,039,477	630	1,038,846
(2) Ordinary income arising from inter segment transactions	4,027	108	34	1	4,172	4,172	—

Total	927,476	41,803	50,153	24,215	1,043,649	4,803	1,038,846

Ordinary expenses	898,020	38,520	89,531	18,654	1,044,726	612	1,044,114
Ordinary profit/(loss)	29,456	3,282	(39,377)	5,561	(1,077)	4,190	(5,268)

(Note)	1.	The categories of countries or regions are based on geographic proximity.

	2.	The principal countries or regions belonging to categories other than Japan are,

(1) Asia: Malaysia, Taiwan and Singapore

(2) Europe: U.K. and Ireland

(3) Americas: U.S.A. and Bermuda

	3.	A major component of the “Eliminations” for “Ordinary income from external customers” for the current interim consolidated accounting period is the transfer from “Reversal of outstanding claims” in “Ordinary profit”, which is included in “Americas segment”, to “Provision for outstanding claims” in “Ordinary losses” in the interim consolidated statements of income.

	4.	Change in accounting policy Application of “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements”

In accordance with “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements” (Practical Issues Task Force Report No. 18, May 17, 2006), applicable from a consolidated fiscal year commencing on or after April 1, 2008, the Company made necessary adjustments in its consolidated financial statements from the current interim consolidated accounting period.

Compared with the method previously adopted by Mitsui Sumitomo Insurance Company, Limited, the wholly-owned subsidiary that conducted the share transfer, in preparing its consolidated financial statements, application of the above standard had the effect of decreasing ordinary expenses by ¥296 million and ¥27 million in “Asia segment” and “Europe segment”, respectively, and increasing by ¥20 million in “Americas segment”. Also, ordinary profit increased by ¥296 million and ¥27 million in “Asia segment” and “Europe segment”, respectively, and decreased by ¥20 million in “Americas segment”.
[Overseas Sales]
     Six months ended September 30, 2008 (From April 1, 2008 through September 30, 2008)
(Yen in millions)

	Asia	Europe	Americas	Total
I Overseas sales	59,704	51,129	30,695	141,530
II Consolidated sales				1,038,846
III Proportion of overseas sales to consolidated sales (%)	5.75	4.92	2.95	13.62

(Note)	1.	The categories of countries or regions are based on geographic proximity.

	2.	The principal countries or regions belonging to categories other than Japan are,

		(1) Asia: Malaysia, Taiwan and Singapore

		(2) Europe: U.K. and Ireland

		(3) Americas: U.S.A. and Bermuda

	3.	Overseas sales are the sum of overseas sales of the consolidated domestic subsidiaries and ordinary income of the consolidated overseas subsidiaries.

     (Per Share Information)
Six months ended September 30, 2008
(From April 1 2008 through September 30, 2008)

Net assets less minority interests per share	3,369.15 yen
Net income per share	29.43 yen

(Note)	1.	With respect to the interim net income per share after adjusting for potential share dilution, there is not potential share dilution, so no figure is shown.

	2.	The basis for calculating the net income per share this term is as follows below.

Six months ended
September 30, 2008
(From April 1 2008
through September 30,
2008)
Interim net income (yen in millions)	12,399
Interim net income associated with common stock (yen in millions)	12,399
Average number of shares of common stock during this term (thousand shares)	421,218
3.	The basis for calculating the net assets less minority interests per share is as follows below.

Six months ended
September 30, 2008
(From April 1 2008
through September 30,
2008)
Net assets (yen in millions)	1,432,528
Amount deducted from net assets (yen in millions)	13,547
(Minority interests) (yen in millions)	13,547
Interim net assets associated with common stock	1,418,981
Number of shares of common stock used to calculate the net assets per share (thousand shares)	421,168
     (Significant Subsequent Events)
Not applicable

2. [Other]
(1) Quarterly consolidated statements of income for the second quarterly consolidated accounting period
The Company prepares its interim consolidated financial statements and interim financial statements for this second quarter consolidated accounting period, since the Company conducts business designated by Article17-15 Paragraph 2 of the “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.”.
(Yen in millions)

Three months ended
September 30, 2008

Ordinary income and expenses:
Ordinary income:	511,384
Underwriting income:	473,223
Net premiums written	376,167
Deposit premiums from policyholders	51,335
Investment income on deposit premiums from policyholders	10,724
Life insurance premiums	35,308
Investment income:	36,805
Interest and dividends received	31,508
Investment gains on money trusts	(581)
Gains on sale of securities	10,593
Gains on derivative transactions	5,028
Transfer of investment income on deposit premiums from policyholders	(10,724)
Other ordinary income	1,356

Ordinary expenses:	549,834
Underwriting expenses:	416,205
Net claims paid	225,439
Loss adjustment expenses	20,802
Commission and collection expenses	61,093
Maturity refunds to policyholders	74,341
Life insurance claims	8,855
Provision for outstanding claims	32,449
Provision for underwriting reserve	(7,388)
Investment expenses:	54,857
Investment losses on money trusts	697
Losses on sale of securities	3,380
Losses on devaluation of securities	43,817
Operating expenses and general and administrative expenses	73,472
Other ordinary expenses:	5,299
Interest paid	356

Ordinary losses	(38,450)

Extraordinary income and losses:
Extraordinary income:	27,415
Gains on sale of property and equipment	136
Reversal of reserve under special laws	27,279
Reversal of reserve for price fluctuation	27,279
Extraordinary losses:	2
Losses on sale of property and equipment	819
Reversal of reserve under special laws	(816)
Reversal of reserve for price fluctuation	(816)

Income before income taxes	(11,037)
Income taxes	(122)
Minority Interests	199

Net Loss	(11,114)

(Note)	Figures shown in the table above are calculated by subtracting figures in the quarterly consolidated statements of income for the first quarterly consolidated accounting period from figures in the interim consolidated statements of income.
(2) Other
Not applicable

3. [Interim Financial Statements]
(1) [Interim Balance Sheets]
(Yen in millions)

As of September 30, 2008

Assets
Current assets
Cash and cash equivalents	999
Receivables	30,533
Others	0

Total current assts	31,532

Fixed assets
Investments
Investments in affiliates	746,414

Total investments	746,414

Total fixed assets	746,414

Total assets	777,947

Liabilities
Current liabilities
Short-term debt	15,012
Tax payable	4
Accrued bonuses for employees	82
Others	154

Total current liabilities	15,254

Total liabilities	15,254

Net assets
Shareholders’ equity
Common stock	100,000
Capital surplus
Capital reserve	179,191
Other capital surplus	467,220

Total capial surplus	646,411

Retained earnings
Other retained earnings
Other retained earnings	16,890

Total retained earnings	16,890

Treasury stock	(609)

Total shareholders’ equity	762,693

Total net assets	762,693

Total liabilities and net assets	777,947

(2) [Interim Statements of Income]
(Yen in millions)

Six months ending
September 30, 2008

Operating income
Dividends received from affiliates	17,500
Fees and commissions received from affiliates	1,383

Total ordinary income	18,883

Operating expenses
Selling and general administrative expenses	1,224

Total operating expenses	1,224

Operating profit	17,659

Nonoperating income	8
Nonoperating losses	774

Ordinary profit	16,892

Income before income taxes	16,892

Income taxes	1

Interim net income	16,890

(3) [Interim Statement of Changes in Net Assets]
(Yen in millions)

Six months ending
September 30, 2008

Shareholders’ equity
Common stock
Amount at end of last fiscal year	—
Interim changes
Increase due to share transfer	100,000

Total interim changes	100,000

Amount at end of interim period	100,000

Capital surplus
Capital reserve
Amount at end of last fiscal year	—
Interim changes
Increase due to share transfer	179,191

Total interim changes	179,191

Amount at end of interim period	179,191

Other capital surplus
Amount at end of last fiscal year	—
Interim changes	467,223
Increase due to share transfer	(3)

Disposition of treasury stock	467,220

Total interim changes	467,220

Amount at end of interim period
Retained earnings
Other retained earnings
Retained earnings at end of the year
Amount at end of last fiscal year	—
Interim changes
Interim net income	16,890

Total interim changes	16,890

Amount at end of interim period	16,890

Treasury stock
Amount at end of last fiscal year	—
Interim changes
Acquisition of treasury stock	(650)
Disposition of treasury stock	41

Total interim changes	(609)

Amount at end of interim period	(609)

Total shareholders’ equity
Amount at end of last fiscal year	—
Interim changes
Increase due to share transfer	746,414
Interim net income	16,890
Acquisition of treasury stock	(650)
Disposition of treasury stock	38

Total interim changes	762,693

Amount at end of interim period	762,693

[Material Basis for the Preparation of Interim Financial Statements]

Six months ended September 30, 2008
(From April 1, 2008 through September 30, 2008)
1.	Valuation policies and methods of securities	Stocks of subsidiaries and affiliates are valued at cost determined by the moving average method.

2.	Accounting policies for reserves	Accrued bonuses for employees are based on estimated amounts to be paid at the end of the interim accounting period.

3.	Accounting for consumption taxes	Consumption taxes are accounted for under the “Zei Nuki” (tax exclusive) method.

[Additional Information]
Six months ended September 30, 2008
(From April 1, 2008 through September 30, 2008)
(Distribution in kind of shares in indirect subsidiaries, etc.)
(1) Summary
The Company acquired the shares of Mitsui Sumitomo Kirameki Life Insurance Company, Limited (a subsidiary), Mitsui Direct General Insurance Company, Limited (a subsidiary), and Mitsui Sumitomo MetLife Insurance Co., Ltd. (an affiliate). on July 1, 2008 with Mitsui Sumitomo Insurance Company, Limited distributing to the Company the shares that had previously been held by Mitsui Sumitomo Insurance Company, Limited, pursuant to the resolution at a meeting of the board of directors of Mitsui Sumitomo Insurance Company, Limited held on June 26, 2008.
(2) Purpose of the distribution in kind
The Company, as the holding company of the Group, now seeks to enhance the Group’s operating formation, enabling the Group to promptly develop and operate its businesses and pursue synergies, by directly owning the shares of the domestic insurance companies now owned by Mitsui Sumitomo Insurance Company, Limited.
(3) Summary of accounting treatment applied
Based on “Accounting Standard for Business Combination” (Business Accounting Council, October 31, 2003) and “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (Implementation Guidance on Accounting Standard No. 10, revised November 15, 2007), the shares of the subsidiaries and the affiliate have been treated as in substance exchanged proportionately with the shares of Mitsui Sumitomo Insurance Company, Limited held by the Company. The treatment has no effect on earnings.

[Notes]
(Notes to Interim Balance Sheet)
Six months ended September 30, 2008
(From April 1, 2008 through September 30, 2008)
The Company has entered into a net asset maintenance agreement with Mitsui Sumitomo MetLife Insurance Co., Ltd., an affiliate. Under this agreement, if the said affiliate’s net assets fall short of a predetermined level or it fails to maintain adequate liquidity for payment for its obligations, the Company will provide funding to the affiliate. Mitsui Sumitomo Insurance Company, Limited is liable, jointly and severally with the Company, under the agreement. The amounts of total liabilities and total assets of the affiliate at the end of the current interim consolidated accounting period are ¥2,600,577 million (including Underwriting reserve in the amount of ¥2,579,495 million) and ¥2,605,721 million, respectively.
The agreement does not provide for any guarantees for the affiliate’s payment obligations. The affiliate’s net assets were above the predetermined level and its liquidity was adequate at the end of the current interim consolidated accounting period.
(Notes to Interim Statement of Income)
Not applicable
(Notes to Interim Statements of Changes in Net Assets)
Six months ended September 30, 2008 (From April 1, 2008 through September 30, 2008)
Type and number of treasury stock

	Thousand of shares
	Outstanding balance			Outstanding balance
	as of March 31, 2008	Increase	Decrease	as of September 30, 2008

Common share	—	162	10	152

Total	—	162	10	152

Notes:	1.	The increase of 162 thousand shares of treasury stock is due to activities such as repurchase of shares constituting less than one unit.

	2.	The decrease of 10 thousand shares of common stock is due to sale of shares constituting less than one unit.

(Lease Transactions)
Not applicable
     (Securities)
There is no stock of subsidiaries or affiliates with market value during the interim accounting period.
     (Significant Subsequent Events)
Not applicable
4. [Others]
     The Company resolved at the Board of Directors meeting held on November 19, 2008, to pay interim dividend as follows.

(1) Total amount of interim dividend:	¥11,371 million

(2) Amount per share	¥27

(3) Effective date and payment date	December 11, 2008

(Note)	Dividends are payable to shareholders registered or recorded in the last shareholders registry as of September 30, 2008.
Section II: Information on party(ies) providing guaranty to the Reporting Company
     (Omitted.)

Note Regarding Forward-looking Statements
This document contains forward-looking statements that are based on the Company’s current expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Company’s financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. The Company’s actual results could be materially different from and worse than those expectations. Important risks and factors that could cause the Company’s actual results to be materially different from its expectations include, but are not limited to; (1) economic downturn in Japan; (2) the extent of competition that the Company faces from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan; (5) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of the Company’s investments; and (8) the Company’s relationship with the other “Mitsui” and “Sumitomo” companies.